

BEASLEY BROADCAST GROUP

INTEGRITY

INNOVATION

COLLABORATION

PERFORMANCE

ANNUAL REPORT

2025

ANNUAL REPORT | 2025

DEAR FELLOW STOCKHOLDERS

2025 was a year of transition for Beasley Broadcast Group – a year in which we took decisive actions to reposition the Company, strengthen our operational foundation, and prepare the business for the next phase of transformation in 2026 and beyond.

Throughout 2025, we remained focused on three core priorities: accelerating the evolution of our digital business, optimizing our portfolio and operating structure, and laying the groundwork for meaningful balance sheet improvement. While the broader advertising environment remained challenging, particularly within national and agency-driven revenue categories, we believe the strategic actions taken over the past 18 months have positioned Beasley to move forward with greater operational discipline, improved financial flexibility, and a clearer path toward long-term profitability and deleveraging.

One of the most important achievements during 2025 was the continued evolution of our digital business. Over the past several years, we have emphasized the importance of shifting toward higher-quality, owned and operated digital revenue streams, and in 2025, we delivered meaningful progress against that objective. Full-year 2025 digital revenue reached approximately $49.5 million and representing roughly 24% of total Company revenue. Importantly, owned and operated products represented approximately 57% of total digital revenue during 2025, reflecting the successful execution of a strategy we have consistently communicated to investors.

This transition remains critical to our long-term strategy. By focusing on owned and operated products, direct customer relationships, and integrated audio and digital solutions, we are building a more durable and higher-margin digital business capable of generating stronger long-term returns.

In addition to our digital initiatives, 2025 included significant operational and portfolio optimization efforts designed to better position the Company for future success. During the year, we completed the sale of WPBB-FM for approximately $8.0 million and continued executing on our broader portfolio optimization strategy, which culminated with the sale of our Fort Myers market assets for approximately $18.0 million in early 2026. These actions reflected our disciplined approach to capital allocation and our ongoing focus on strengthening the balance sheet over time.

While we made important operational progress in 2025, the most meaningful advancements related to our capital structure occurred in 2026.

During the first half of 2026, we executed several significant balance sheet initiatives designed to improve liquidity, reduce leverage, and enhance financial flexibility. On May 1, 2026, we completed a comprehensive second lien restructuring that exchanged approximately $184 million of existing second lien notes into approximately $98 million of new PIK notes. In addition, we repurchased approximately $16 million of first lien notes and entered into a new $35 million asset-based revolving credit facility. Together, these initiatives materially improved our capital structure and provided additional flexibility to support ongoing operations and strategic execution.

As we move through 2026, our priorities remain clear.

First, we remain focused on continuing to grow and improve the mix of our digital revenue. In the first quarter of 2026, digital revenue reached approximately $10.7 million and representing more than 25% of total Company revenue. Owned and operated products represented approximately 65% of total digital revenue during the quarter, compared to approximately 49% in the prior year period. We also expect the 2026 political advertising cycle to provide a meaningful revenue opportunity for the Company given our strong market positions and integrated audio and digital capabilities.

Second, we remain committed to improving operational profitability through stronger revenue conversion, disciplined expense management, and continued execution against our operating initiatives.

Third, we remain highly focused on further reducing leverage and continuing to strengthen the balance sheet through additional liability management opportunities and strategic financial initiatives.

While the industry continues to evolve, we believe the actions we have taken over the past two years have meaningfully repositioned Beasley Broadcast Group for the future. On behalf of our Board of Directors and our entire organization, thank you for your continued support and confidence in Beasley Broadcast Group as we continue transforming the Company for long-term success.

Sincerely,

Caroline Beasley

Chief Executive Officer
May 29, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 000-29253

BEASLEY BROADCAST GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**65-0960915**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3033 Riviera Drive, Suite 200
Naples, Florida 34103
(Address of principal executive offices and Zip Code)

(239) 263-5000
(Registrant's telephone number, including area code)
Securities Registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Class A Common Stock, par value $.001 per share	**BBGI**	**Nasdaq Global Market**

Securities Registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the Class A Common Stock held by non-affiliates of the registrant was $2,806,865 based on the number of shares outstanding as of such date and the closing price of $4.15 on NASDAQ's National Market System on such date, the last business day of our most recently completed second fiscal quarter.

Class A Common Stock, $.001 par value, 973,170 Shares Outstanding as of April 1, 2026

Class B Common Stock, $.001 par value, 833,137 Shares Outstanding as of April 1, 2026

Documents Incorporated by Reference

Certain information in the registrant's Definitive Proxy Statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, is incorporated by reference in Part III of this report.

BEASLEY BROADCAST GROUP, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

CERTAIN DEFINITIONS

Unless the context requires otherwise, all references in this report to the "Company," "we," "us," "our" and similar terms refer to Beasley Broadcast Group, Inc. and its consolidated subsidiaries.

ITEM 1. BUSINESS

Overview

We are a multi-platform media company whose primary business is operating radio stations throughout the United States. We offer local and national advertisers integrated marketing solutions across audio, digital and event platforms. We own and operate stations in the following markets: Augusta, GA, Boston, MA, Charlotte, NC, Detroit, MI, Fayetteville, NC, Fort Myers-Naples, FL, Las Vegas, NV, Middlesex, NJ, Monmouth, NJ, Morristown, NJ, Philadelphia, PA, and Tampa-Saint Petersburg, FL. We refer to each group of stations in each market as a market cluster. Beasley Broadcast Group, Inc., a Delaware corporation, was formed in 1999. Unless the context otherwise requires, all references in this report to "the Company," "we," "us" or "our" are to Beasley Broadcast Group, Inc. and its subsidiaries.

Strategy

We seek to secure and maintain a leadership position in the markets we serve by developing high quality local content, through our audio and digital platforms, including events and experiences in the communities we serve and, in turn, offer advertisers access to a highly effective marketing platform to reach large and targeted local audiences. We operate our stations in clusters to capture a variety of demographic listener groups, which we believe enhances our stations' appeal to a wide range of advertisers. Current rules and regulations of the Federal Communications Commission ("FCC") do not permit us to add more AM or FM stations to our Philadelphia, PA market cluster, or more FM stations to our Augusta, GA, Boston, MA, Charlotte, NC, Fayetteville, NC, and Las Vegas, NV market clusters.

The primary source of revenue for our stations is the sale of advertising time to local, regional and national advertisers and national network advertisers who purchase commercials in varying lengths. A growing source of revenue is from station-related digital product suites, which allow for enhanced audience interaction and participation, and integrated digital advertising solutions. A station's local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. We retain a national representation firm to sell to advertisers outside of our local markets.

Competition

The radio broadcasting industry is highly competitive. Our stations compete for listeners and advertising revenue with other stations within their respective markets. In addition, our stations compete for audiences and advertising revenues with other media, including digital audio streaming, satellite radio, broadcast television, digital, satellite and cable television, video streaming services, newspapers and magazines, outdoor advertising, direct mail, wireless media alternatives, cellular phones and other forms of audio entertainment and advertisement. Competition for advertising revenues also comes directly from competitors such as Amazon, Apple, Meta and Alphabet.

The following are some of the factors that we believe are important to a station's competitive position: (i) audience ratings; (ii) program content; (iii) management experience; (iv) sales experience; (v) audience characteristics; and (vi) the number and characteristics of other stations and other advertising media in the market area. We attempt to improve our competitive position with promotional campaigns aimed at the demographic groups targeted by our stations and by sales efforts designed to attract advertisers. We conduct extensive market research in an effort to enhance our audience ratings and, in certain circumstances, to identify opportunities to reformat stations to reach underserved demographic groups and increase advertising revenue.

Federal Regulation of Radio Broadcasting

The radio broadcasting industry is subject to extensive and changing federal regulations administered by the FCC. Among other things, the FCC:

- determines the particular frequencies, locations, operating powers and other technical parameters of radio stations;

- issues, renews, revokes, conditions and modifies radio station licenses;

- determines whether to approve changes in ownership or control of radio station licenses;

- regulates equipment used by radio stations; and

- adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, program content and employment practices of radio stations.

The FCC has the power to impose penalties for violations of its rules that are implemented pursuant to the Communications Act of 1934, as amended (the "Communications Act"), including the imposition of monetary forfeitures, the issuance of short-term licenses, the imposition of conditions on the renewal of a license, and, in egregious cases, non-renewal of licenses and the revocation of licenses.

The following is a brief summary of some provisions of the Communications Act and of certain specific FCC rules and policies. The summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices, reports, orders and rulings.

FCC Licenses. Radio stations operate pursuant to licenses that are ordinarily granted by the FCC for renewable terms of eight years. A radio station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending. During the period following the filing of renewal applications, petitions to deny license renewals can be filed by interested parties, including members of the public. Generally, the FCC renews a broadcast license upon a finding that (i) the broadcast station has served the public interest, convenience and necessity; (ii) there have been no serious violations by the licensee of the Communications Act or the FCC's rules; and (iii) there have been no other violations by the licensee of the Communications Act or other FCC rules that, when taken together, indicate a pattern of abuse. Historically, FCC licenses have generally been renewed. The most recent renewal cycle started in June 2019 and concluded in April 2022. All of our radio stations' licenses were renewed for full eight-year terms. The next renewal cycle will begin in June 2027. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on our business.

The FCC classifies each AM and FM radio station. An AM radio station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM radio stations are assigned to serve wide areas, particularly at night. The minimum and maximum facilities requirements for an FM radio station are determined by its class. Possible FM class designations depend upon the geographic zone in which the transmitter of the FM radio station is located.

The FCC also permits AM and FM radio stations to operate FM translators and FM stations to operate FM booster stations. These are low power secondary stations that retransmit the programming of a primary radio station to portions of the station's service area that the primary signal does not reach because of distance or terrain barriers. Boosters operate on the same frequency as the station being retransmitted and translators operate on a different frequency. The FCC permits FM booster stations to originate content that is different from the programming on a primary station for up to three minutes per hour. Stations can set up specific areas or zones with a different booster for each zone to allow the boosters to provide geo-targeted content to specific portions of a station's service area.

Several of our AM stations operate FM translators. Since translators are secondary to full power stations, it is possible that translators we operate could be displaced by full power stations. Full power stations may bring an interference complaint if they experience interference from a translator in an area that is inside the full power station's 45 dBu contour.

Rules to allow AM stations to voluntarily convert to all-digital operations became effective in 2021.

Low power FM ("LPFM") stations operate in the existing FM radio band with a maximum operating power of 100 watts. FCC regulations regarding eligibility for and licensing of low power FM radio stations have expanded licensing opportunities for LPFM stations. Implementation of a low power radio service provides an additional audio programming service that could compete with our radio stations for listeners. In April 2020, the FCC adopted an Order revising technical rules applicable to LPFM stations to provide LPFM licensees with more flexibility, including allowing the use of FM boosters. In December 2023, the FCC allowed applicants seeking to operate new LPFM stations to file applications, and has subsequently granted at least 635 of these applications.

Rules and Regulations Regarding Indecency and Sponsorship ID. The FCC's rules prohibit the broadcast of obscene material at any time and indecent material between the hours of 6 am and 10 pm. Broadcasters' risk of violating the prohibition on the broadcast of indecent material is increased by the vagueness of the FCC's definition of indecent material, coupled with the spontaneity of live programming. The FCC has expanded the breadth of indecency regulation to include material that could be considered "blasphemy," "personally reviling epithets," "profanity" and vulgar or coarse words, amounting to a nuisance. The maximum permitted fine for an indecency violation is $508,373 per incident and $4,692,668 for any continuing violation arising from a single act or failure to act. Because the FCC may investigate indecency complaints prior to notifying a licensee of the existence of a complaint, a licensee may not have knowledge of a complaint unless and until the complaint results in the issuance of a formal FCC letter of inquiry or notice of apparent liability for forfeiture. The FCC has advised that it will continue to pursue enforcement actions in egregious cases. We cannot predict whether Congress will consider or adopt further legislation in this area.

FCC regulations require a radio station to include an on-air announcement that identifies the sponsor of all advertisements and other content broadcast by any radio station for which any money, service or other valuable consideration is received. Fines for such violations can be substantial as they are dependent on the number of times a particular advertisement is broadcast. In February 2025, the FCC issued an Enforcement Advisory reminding radio broadcasters that manipulating airplay based on an artist's willingness to participate in station promotions or events is illegal unless stations broadcast appropriate sponsorship identification announcements. The FCC has adopted rules that require broadcast stations to disclose when foreign governmental entities have paid a station, directly or indirectly, to broadcast programming under a lease time agreement. Radio stations are required to take certain actions to determine if an entity leasing airtime from the station is covered by the new rules. Under rules that have been adopted but will not become effective until at least June 2026, licensees must obtain from entities that lease airtime on a station either a written certification using a certification template provided by the FCC or screenshots of certain governmental websites for foreign media outlets showing that the lessee is not listed on the websites. The FCC has clarified that the rules will apply not only to leases of programming time, but also to issue advertisements and paid public service announcements.

Transfers or Assignment of License. The Communications Act prohibits the assignment of broadcast licenses or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers, among other things:

- compliance with the various rules limiting common ownership of media properties in a given market;

- the character of the proposed licensee and those persons holding attributable interests in the licensee; and

- compliance with the Communications Act's limitations on alien ownership as well as compliance with other FCC regulations and policies.

To obtain FCC consent to assign or transfer control of a broadcast license, appropriate applications must be filed with the FCC. Interested parties, including members of the public, have the opportunity to file objections against assignment and transfer of control applications.

Multiple Ownership Rules. The Communications Act and FCC rules impose specific limits on the number of commercial radio stations an entity can own, directly or by attribution, in a single market, and the combination of radio stations, television stations and newspapers that any entity can own, directly or by attribution, in a single market. Digital radio channels authorized for AM and FM stations do not count as separate "stations" for purposes of the ownership limits. The radio multiple ownership rules may preclude us from acquiring certain radio stations we might otherwise seek to acquire. The ownership rules also effectively prevent us from selling radio stations in a market to a buyer that has reached its ownership limit in the market unless that buyer divests other radio stations. The FCC's ownership rules that are currently in effect and apply to our broadcast holdings are briefly summarized below.

Local Radio Ownership Rule. The local radio ownership rule establishes the following limits:

- in markets with 45 or more radio stations, ownership is limited to eight commercial radio stations, no more than five of which can be either AM or FM;

- in markets with 30 to 44 radio stations, ownership is limited to seven commercial radio stations, no more than four of which can be either AM or FM;

- in markets with 15 to 29 radio stations, ownership is limited to six commercial radio stations, no more than four of which can be either AM or FM; and

- in markets with 14 or fewer radio stations, ownership is limited to five commercial radio stations or no more than 50% of the market's total, whichever is lower, and no more than three of which can be either AM or FM.

For stations located in a market in which the Nielsen Audio ratings service provides ratings, the definition of "radio market" is based on the radio market to which BIA Kelsey reports assign the affected radio stations. For stations that are not in a Nielsen Audio market, the market definition is based on technical service areas. The FCC's rules also provide that parties which own groups of radio stations that comply with the previous (contour-based) multiple ownership rules, but do not comply with the current limits, will be allowed to retain those groups on a "grandfathered" basis, but will not be allowed to transfer or assign those groups intact. Under these rules, our ability to transfer or assign our radio stations as a group to a single buyer in one of our current markets may be limited.

Ownership Attribution. The FCC generally applies its ownership limits to attributable interests held by an individual, corporation, partnership or other entity. An "attributable" interest for purposes of the FCC's broadcast ownership rules generally includes: (i) equity and debt interests which combined exceed 33% of a licensee's total assets, if the interest holder supplies more than 15% of the licensee's total weekly programming, or has an attributable same-market media interest, whether television or radio; (ii) a 5% or greater direct or indirect voting stock interest, including certain interests held in trust, unless the holder is a qualified passive investor in which case the threshold is a 20% or greater voting stock interest; (iii) any equity interest in a limited liability company or a partnership, including a limited partnership, unless properly "insulated" from management activities; and (iv) any position as an officer or director of a licensee or its direct or indirect parent. In addition, the interests of minority shareholders in a corporation generally are not attributable if a single entity or individual controls 50% or more of that corporation's voting stock.

Foreign Ownership Rules. The Communications Act prohibits the issuance or holding of broadcast licenses by persons who are not U.S. citizens, whom the FCC rules refer to as "aliens," including any corporation organized under the laws of a foreign country or of which more than 20% of its capital stock is owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast licensee may be granted or held by such an entity. The FCC reviews situations in which foreigners own more than 25% of a holding company of an entity that holds a broadcast license on a case by case basis. Entities seeking such review are required to request the FCC to issue a declaratory ruling permitting the proposed foreign ownership. In acting upon such requests, the FCC will coordinate with Executive Branch agencies on national security, law enforcement, foreign policy and other policy issues. The rules also specify how public companies should monitor foreign ownership compliance and provide for remedial provisions in the event a public company determines that it has exceeded its foreign ownership limits. The FCC's rules permit a broadcast licensee to file a petition with the FCC seeking approval for a proposed foreign investor to own up to 100% of the controlling parent entity and for a non-controlling foreign investor identified in the request to increase its equity and/or voting interest in a parent entity at a future time up to 49.9 percent. The FCC has adopted rules to streamline the timeline for the required review of these requests by Executive Branch agencies and to require licensees to respond to a standardized set of national security and law enforcement questions. Our certificate of incorporation prohibits the ownership, voting and transfer of our capital stock in violation of the FCC restrictions, and prohibits the issuance of capital stock or the voting rights such capital stock represents to or for the account of aliens or corporations otherwise subject to domination or control by aliens in excess of the FCC limits. The certificate of incorporation authorizes our board of directors (the "Board") to enforce these prohibitions.

Time Brokerage and Joint Sales Agreements. It is not uncommon for radio stations to enter into agreements under which separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these arrangements, separately owned radio stations could agree to function cooperatively in programming, advertising sales and similar matters, subject to the requirement that the licensee of each radio station maintain independent control over the programming and operations of its own radio station.

The FCC's rules provide that a radio station that brokers more than 15% of the weekly broadcast time on another radio station serving the same market or sells more than 15% of the other station's advertising time per week will be considered to have an attributable ownership interest in the other radio station for purposes of the FCC's local radio ownership limits.

FCC rules that had also prohibited a broadcast station from duplicating more than 25% of its programming on another radio station serving substantially the same area in the same broadcast service, that is AM-AM or FM-FM, either through common ownership of the two radio stations or through a time brokerage agreement, were eliminated in October 2020. In June 2024, the FCC reinstated the rule in response to requests for reconsideration filed by several parties.

Quadrennial Review of Ownership Rules. The FCC is required to review quadrennially the media ownership rules and determine if the rules remain necessary in the public interest as a result of competition. After a protracted legal battle, the FCC's 2017 elimination of the newspaper-broadcast and radio-television cross-ownership rules, and certain changes to the local television ownership rule became effective in June 2021. In December 2023, the FCC issued an Order in the 2018 quadrennial review concluding that no significant changes to any of the multiple ownership rules were necessary. The Order made permanent the contour overlap method used to evaluate the number of radio stations in areas that are outside Nielsen rated markets. Several broadcasters, including the Company, filed an appeal of the FCC's Order. In July 2025, a federal court overturned certain parts of the FCC's regulation of television ownership but left the Local Radio Ownership Rule intact. In September 2025, the FCC released a Notice of Proposed Rulemaking in the 2022 quadrennial review seeking updated public comment on the FCC's broadcast ownership rules, including the Local Radio Ownership Rule, and whether the FCC should modify or eliminate the rules in response to changes and competition in the media marketplace. We have filed comments recommending that the Local Radio Ownership rule be eliminated.

Programming and Operations. The Communications Act requires broadcasters to serve the public interest. The FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a radio station's community of license. Under the currently effective rules, a licensee is required to present programming that is responsive to issues of the radio station's community of license and to maintain records demonstrating this responsiveness. All of our radio stations are required to maintain their public inspection files online on an FCC maintained website. This means that the materials in these stations' public files are widely accessible. Radio stations also must pay regulatory and application fees and follow various rules promulgated under the Communications Act. Those rules regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, employment practices, broadcast of obscene and indecent content, and technical operations, including limits on human exposure to radio frequency radiation.

The FCC's rules on equal employment opportunities prohibit employment discrimination by radio stations on the basis of race, religion, color, national origin, and gender; and require broadcasters to implement programs to promote equal employment opportunities at their radio stations. The rules generally require broadcasters to widely disseminate information about full-time job openings to all segments of the community to ensure that all qualified applicants have sufficient opportunity to apply for the job, to send job vacancy announcements to recruitment organizations and others in the community indicating an interest in all or some vacancies at the radio station, and to implement a number of specific longer-term recruitment outreach efforts, such as job fairs, internship programs, and interaction with educational and community groups from among a menu of approaches itemized by the FCC. The FCC permits broadcast stations to use online job postings as their sole means of recruiting, as long as online postings reach all segments of a broadcaster's community.

Content Licenses and Royalties. We must pay royalties to copyright owners of musical compositions (typically, songwriters and publishers) whenever we broadcast or stream musical compositions. Copyright owners of musical compositions most often rely on intermediaries known as performing rights organizations ("PROs") to negotiate licenses with copyright users for the public performance of their compositions, collect royalties under such licenses and distribute them to copyright owners. We have obtained public performance licenses from, and pay license fees to, the four major PROs in the U.S., which are the American Society of Composers, Authors and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI"), SESAC LLC ("SESAC") and Global Music Rights LLC ("GMR"). There is no guarantee that additional PROs will not emerge, which could impact, and in some circumstances increase, our royalty rates and negotiation costs.

To secure the rights to stream music content over the Internet, we also must obtain performance rights licenses and pay public performance royalties to copyright owners of sound recordings (typically, performing artists and record companies). Under Federal statutory licenses, we are permitted to stream any lawfully released sound recordings and to make ephemeral reproductions of these recordings on our computer servers without having to separately negotiate and obtain direct licenses with each individual copyright owner as long as we operate in compliance with the rules of those statutory licenses and pay the applicable royalty rates to Sound Exchange, the organization designated by the Copyright Royalty Board ("CRB") to collect and distribute royalties under these statutory licenses. From time to time, Sound Exchange notifies us that certain calendar years are subject to routine audits of our royalty payments. The results of such audits could result in higher royalty payments for the subject years.

The rates at which we pay royalties to copyright owners are privately negotiated or set pursuant to a regulatory process. Increased royalty rates could significantly increase our expenses, which could adversely affect our business. There is no guarantee that the licenses and associated royalty rates that currently are available to us will be available to us in the future. In addition, Congress may consider and adopt legislation that would require us to pay royalties to sound recording copyright owners for broadcasting those recordings on our terrestrial radio stations.

Removal of AM Radio Receivers by Car Manufacturers. In 2023, several automobile manufacturers announced plans to remove AM radio receivers from certain new vehicles. Following these announcements, legislation known as the AM for Every Vehicle Act was introduced in Congress. The legislation proposed that the Department of Transportation complete a rulemaking proceeding within one year to mandate that AM receivers be included as a standard feature in all cars sold in the United States. Although the legislation received bipartisan support, it was not passed prior to the conclusion of the 118th Congress in December 2024. The same legislation has been reintroduced in the 119th Congress and is pending. The removal of AM receivers by automobile manufacturers could affect the operation and profitability of our AM radio stations.

Proposed and Recent Changes. Congress, the FCC and other federal agencies are considering, or may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of our radio stations, including the loss of audience share and advertising revenues for our radio stations, and an inability to acquire additional radio stations or to finance those acquisitions. Such matters may include:

- changes in the FCC's multiple ownership rules and attribution policies;

- regulatory fees, spectrum use fees or other fees on FCC licenses;

- changes in laws with respect to foreign ownership of broadcast licenses;

- revisions to the FCC's rules relating to political broadcasting, including proposals to give free airtime to candidates and other changes regarding political advertising rates, sponsorship disclosure and political file recordkeeping obligations;

- technical and frequency allocation matters;

- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on the radio;

- proposals to restrict or prohibit the advertising of online casinos, online sports betting services and fantasy sports services and prescription drugs;

- proposals to require radio broadcasters to pay royalties to musicians and record labels for the performance of music played on the stations;

- proposals to limit the tax deductibility of or impose sales tax on advertising expenses by advertisers;

- proposals to regulate or prohibit payments to stations by independent record promoters, record labels and others for the inclusion of specific content in broadcast programming;

- proposals in legislation to strengthen protections against online infringement of intellectual property that would impose criminal penalties on content providers, including broadcasters, that fail to comply with legal requirements to file reports regarding internet streaming in a timely manner; and

- proposals regarding the use or restrictions on use of artificial intelligence ("AI"), including the requirement for radio broadcasters to disclose on-air and in their public files when a political advertisement contains AI-generated content.

The FCC has also adopted procedures for the auction of broadcast spectrum in circumstances where two or more parties have filed for new or major change applications that are mutually exclusive. Such procedures may limit our efforts to modify or expand the broadcast signals of our radio stations.

We cannot predict what other matters might be considered in the future by the FCC or Congress, nor can we judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

Federal Antitrust Laws. The agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission ("FTC") or the Department of Justice, may investigate certain acquisitions. In December 2023, they jointly issued revised federal merger guidelines, which may result in more mergers being subject to review. The Department of Justice and the FTC have reviewed numerous potential radio acquisitions where an operator proposed to acquire an additional station in its existing markets or multiple stations in new markets, and has challenged a number of such transactions. Some of these challenges have resulted in consent decrees requiring the sale of certain stations. We cannot predict the outcome of any specific FTC or Department of Justice investigation or how the revised merger guidelines will impact radio industry mergers and acquisitions. Any decision by the FTC or the Department of Justice to challenge a proposed acquisition could affect our ability to consummate the acquisition or to consummate it on the proposed terms.

For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino ("HSR") Antitrust Improvements Act of 1976 requires the parties to file Notification and Report Forms concerning antitrust issues with the FTC and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. In October 2024, the FTC finalized significant updates to the HSR guidelines that increase the amount and types of information that must be reported.

Regulation of the Internet

Our business is subject to privacy and data protection legislation and regulation. We obtain information from users of our technology platforms, including, without limitation, our websites, web pages, applications, social media pages, and mobile applications ("Platforms"), in accordance with the privacy policies and terms of use posted on the applicable Platform. We collect personally identifiable information directly from Platform users in several ways, including when a user registers to use our services, fills out a listener profile, posts comments, uses our social networking features, participates in polls and contests and signs up to receive email newsletters. We use and share this information for a variety of business purposes, including for analytics, attribution and to manage and execute digital advertising campaigns in a variety of ways.

We are subject to several laws and regulations relating to consumer protection, information security, data protection and privacy. Many of these laws and regulations are still evolving and could be interpreted in ways that could harm our business or limit the services we are able to offer. In the areas of information security and data protection, the laws in several states in the United States and most countries require companies to implement specific information security controls and legal protections to protect certain types of personally identifiable information. Likewise, most states in the United States and most countries have laws in place requiring companies to notify users if there is a security breach that compromises certain categories of their personally identifiable information. Any failure on our part to comply with these laws may subject us to significant liabilities. For example, the California Consumer Privacy Act ("CCPA") establishes a new privacy framework that expands the definition of personal information, establishes new data privacy rights for consumers residing in the State of California, imposes special rules on the collection of consumer data from minors, creates new notice obligations and new limits on the sale of personal information, and creates a new and potentially severe statutory damages framework for (i) violations of the CCPA and (ii) businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Our websites are also subject to regulation relating to acquisition of personal information from children under the age of 13, including the federal Child Online Privacy Protection Act ("COPPA") and the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act ("CAN-SPAM"). Additional federal, state, and territorial laws and regulations may be adopted with respect to the Internet or other online services, covering such issues as user privacy, child safety, data security, advertising, product and service endorsements, pricing, content, copyrights and trademarks, access by persons with disabilities, distribution, taxation and characteristics and quality of products and services.

HD Radio

The FCC allows AM and FM radio stations to use In-Band On-Channel technology for digital operations. The technology is also known as "HD Radio." The advantages of digital audio broadcasting over traditional analog broadcasting technology include improved sound quality, the ability to broadcast additional channels, and the ability to offer a greater variety of auxiliary services. We currently utilize HD Radio digital technology on most of our stations. In September 2024, the FCC adopted an Order modifying certain rules applicable to HD radio operations that will improve digital FM signal quality and coverage while minimizing harmful interference to adjacent-channel stations and will permit licensees to implement changes through a notification procedure.

Seasonality

Seasonal revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures. Our net revenues are typically lowest in the first quarter and generally higher in the second and fourth quarters of the year. In addition, our revenues tend to fluctuate between years, consistent with, among other things, increased advertising expenditures in even-numbered years by political candidates, political parties and special interest groups. This political spending typically is heaviest during the fourth quarter of such years.

Human Capital Resources

As of April 1, 2026, we had a staff of 460 full-time employees and 244 part-time employees. We are a party to two separate collective bargaining agreements with the American Federation of Television and Radio Artists. Both agreements automatically renew for successive one-year periods unless either party gives a notice of proposed termination at least 60 days prior to a renewal date. We consider our relations with our employees to be good.

Environmental

As the owner, lessee or operator of various real properties and facilities, we are subject to federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require us to make significant expenditures in the future.

Available Information

Our internet address is www.bbgi.com. You may obtain through our website, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These reports will be available as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC").

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this annual report on Form 10-K concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although these statements are based upon assumptions that we consider reasonable, they are subject to risks and uncertainties that described more fully below. Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Global Market or that we will continue to be listed on Nasdaq or make periodic filings with the SEC.

Our Class A common stock is currently listed for trading on the Nasdaq Global Market, and we must satisfy certain continued listing requirements to maintain the listing. On April 27, 2023, we received a written notice (the "April Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") notifying us that, for the last 30 consecutive business days, the bid price for our Class A common stock had closed below the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the "Minimum Bid Price Requirement"). On May 19, 2023, we received a notice from Nasdaq notifying us that we had regained compliance with the Minimum Bid Price Requirement and that the matter was closed. On October 13, 2023, we received a written notice (the "October Notice") from the Listing Qualifications Department of Nasdaq notifying us that, for the last 30 consecutive business days, the bid price for our Class A common stock had closed below the Minimum Bid Price Requirement. After completing the Reverse Stock Split, on October 8, 2024, we received a written notice that we had regained compliance with the Minimum Bid Price Requirement.

However, there can be no assurance that we will continue to maintain compliance with Nasdaq listing requirements, continue to be listed on Nasdaq or continue to make periodic filings with the SEC.

If we are delisted due to a failure to maintain compliance with Nasdaq listing requirements or voluntarily delist from Nasdaq, but obtain a substitute listing for our Class A common stock, it will likely be on a market with less liquidity, and therefore experience potentially more price volatility than experienced on Nasdaq. Stockholders may not be able to sell their shares of our Class A common stock on any such substitute market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our Class A common stock is delisted from Nasdaq, the value and liquidity of our Class A common stock would likely be significantly adversely affected. In addition, if we discontinue our obligation to make periodic filings with the SEC, by delisting our securities with Nasdaq and deregistering our securities pursuant to the Exchange Act, there would be a substantial decrease in disclosure about our Company on an ongoing basis.

We face risks related to health epidemics, natural disasters, war, terrorism and other catastrophes, which have materially and adversely affected our results of operations, liquidity and financial condition.

We are subject to social and natural catastrophic events that are beyond our control, such as health epidemics, including the COVID-19 pandemic, natural disasters and other catastrophes, which have materially and adversely affected our business and may continue to materially and adversely affect our results of operations, liquidity and financial condition.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, elevated or higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases, and our business, financial condition, results of operations and liquidity could be materially adversely affected.

The radio broadcasting industry faces many unpredictable business risks and is sensitive to external economic forces that could have a material adverse effect on our advertising revenues and results of operations.

Our future operations are subject to many business risks, including those risks that specifically influence the radio broadcasting industry, which could have a material adverse effect on our business. These risks include, but are not limited to:

- shifts in population, demographics or audience preferences and behaviors;

- increased competition for advertising revenues with other radio stations, broadcast television, digital, satellite and cable television, video streaming services, newspapers and magazines, outdoor advertising, direct mail, internet radio, satellite radio, podcasts, smart phones, tablets, and other wireless media, the internet, social media, smart speakers and other forms of advertising; technological developments, including AI and dislocation of advertising operations from new technologies and media buying trends;

- increased competition for advertising revenues from Amazon, Apple, Meta and Alphabet;

- increased consolidation among our competitors and peers resulting in additional competitive pressures; and

- changes in laws, government regulations and policies and actions of federal regulatory bodies, including the FCC, Internal Revenue Service, the Department of Justice, and the Federal Trade Commission.

The main source of our revenue is the sale of advertising. Our ability to sell advertising can be affected by, among other things:

- economic conditions in the areas where our stations are located and in the nation as a whole;

- the popularity of the programming offered by our stations and digital platforms;

- changes in population, demographics, consumer behavior or audience preferences in the areas where our stations are located;

- local and national advertising price fluctuations, which can be affected by the availability of programming, the popularity of programming, and the relative supply of and demand for commercial advertising;

- our competitors' activities, including increased competition from other advertising-based mediums and new technologies;

- decisions by advertisers to withdraw or delay planned advertising expenditures for any reason; and

- other factors beyond our control.

In addition, we believe that, for most businesses, advertising is a discretionary business expense, meaning that spending on advertising tends to decline disproportionately during an economic recession or downturn, as compared to other types of business spending.

Further, our operations and revenues also tend to be seasonal in nature, with generally lower revenue generated in the first quarter of the year and generally higher revenue generated in the second and fourth quarters of the year. The seasonality of our business reflects the adult orientation of our formats and relationship between advertising purchases on these formats and the retail cycle. This seasonality causes, and will likely continue to cause, a variation in our quarterly operating results. Such variations could have a material effect on the timing of our cash flows. In addition, our revenues tend to fluctuate between years, consistent with, among other things, increased advertising expenditures in even-numbered years by political candidates, political parties, political action committees and special interest groups. This political spending typically is heaviest during the fourth quarter of such years.

Additionally, unfavorable changes in economic conditions, political conditions, labor conditions, changing laws or tariffs, unfavorable trade policies or regulations, as well as declining consumer confidence, recession and other factors could lead to decreased demand for advertising and negatively impact our advertising revenues and our results of operations. These factors, along with regulatory changes, executive orders and enforcement priorities, may impact customer budgets and create uncertainty about how such laws and regulations will be interpreted and applied, which may impact advertising demand and adversely impact our business. Additionally, lapses in U.S. federal government funding, such as the government shutdown experienced in the U.S. in October 2025, and other disruptions to government agency operations may have an adverse effect on our business and results of operations. We cannot predict with accuracy the timing or duration of any economic downturn generally, or in the markets in which our advertisers operate. If the economic environment does worsen, there can be no assurance that we will not experience a decline in revenues, which may negatively impact our financial condition and results of operations.

Our stations may not be able to compete effectively in their respective markets for advertising revenues, which could adversely affect our revenue and cash flows.

We operate in a highly competitive business. A decline in our audience share or advertising rates in a particular market may cause a decline in the revenue and cash flows of our stations located in that market. Our stations compete for audiences and advertising revenues within their respective markets directly with other stations, as well as with other media platforms and companies selling digital advertising. These other media platforms include broadcast television, digital, satellite and cable television, video streaming services, newspapers and magazines, outdoor advertising, direct mail, internet radio, satellite radio, smart phones, tablets, and other wireless media, the internet, social media, smart speakers, podcasts and other forms of advertising. Our radio stations also compete for audiences and advertising revenues within their respective markets directly with Amazon, Apple, Meta and Alphabet.

Our stations could suffer a reduction in audience ratings or advertising revenue and could incur increased promotional and other expenses if:

- another station in a market was to convert its programming to a format similar to, and thereby compete more directly with, one of our stations;

- a new station was to adopt a comparable format or if an existing competitor were to improve its audience share; or

- a current or new advertising alternative increased its share of local or national advertising revenue.

Other radio broadcasting companies may enter into markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. As a result, our stations may not be able to maintain or increase their current audience ratings and advertising revenues.

Further, advertising revenue may vary from even- to odd-numbered years based on the volatility and unpredictability of political advertising revenue. Political advertising revenue from elections, which is generally greater in even-numbered years when federal elections occur, has the potential to create fluctuations in our operating results on a year-to-year basis. In addition, political advertising revenue is dependent on the level of political advertising expenditures and competitiveness of particular races within each local market.

If we are unable to develop compelling and differentiated digital content, products and services, or maintain or increase our digital advertising revenue, our advertising revenues could be adversely affected.

In order to attract consumers and generate increased activity on our digital properties, we believe that we must offer compelling and differentiated content, products and services. However, acquiring, developing, and offering such content, products and services may require significant costs and time to develop, while consumer tastes may be difficult to predict and are subject to rapid change. If we are unable to provide content, products and services that are sufficiently attractive to our digital users, we may not be able to generate the increases in activity necessary to generate increased advertising revenues. In addition, although we have access to certain content provided by our other businesses, we may be required to make substantial payments to license such content. Many of our content arrangements with third parties are non-exclusive, so competitors may be able to offer similar or identical content. If we are not able to acquire or develop compelling content and do so at reasonable prices, or if other companies offer content that is similar to that provided by our digital department, we may not be able to attract and increase the engagement of digital consumers on our digital properties.

Continued growth in our digital business also depends on our ability to continue offering a competitive and distinctive range of advertising products and services for advertisers and publishers and our ability to maintain or increase prices for our advertising products and services. Continuing to develop and improve these products and services requires significant time and costs. If we cannot continue to develop and improve our advertising products and services, or if prices for our advertising products and services decrease, our digital advertising revenues could be adversely affected. We are highly dependent on our digital business, and any termination, change or decrease in our relationships with our largest digital advertising clients could have a material adverse effect on our revenue and profitability. If we do not maintain or increase our digital revenue, our business, results of operations and financial condition could be materially adversely affected.

Our success is dependent upon audience acceptance of our content, particularly our audio programs, which is difficult to predict.

Media and audio content production and distribution are inherently risky businesses because the revenues derived from the production and distribution of media content or an audio program, and the licensing of rights to the intellectual property associated with the content or program, depend primarily upon their acceptance and perceptions by the public, which are difficult to predict. The commercial success of content or a program also depends upon the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which are difficult to predict.

Ratings for broadcast stations and the amount of traffic on a particular website are also factors that are weighed when advertisers determine which outlets to use and in determining the advertising rates that the outlet receives. Poor ratings or traffic levels can lead to a reduction in pricing and advertising revenues. For example, if there is an event causing a change of programming at one of our stations, there could be no assurance that any replacement programming would generate the same level of ratings, revenues, or profitability as the previous programming. In addition, changes in ratings methodology and technology could adversely impact our ratings and negatively affect our advertising revenues.

Finally, the costs of developing and distributing content and programming most popular with the public may change significantly if new performance royalties (such as those that have been proposed by members of Congress from time to time) are imposed upon radio broadcasters or internet operators, and such changes could have a material impact upon our business.

We may not remain competitive if we do not adapt or respond to changes in technology, standards and services that affect our industry.

The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of alternate media platforms, standards, technologies and services. We may not have the resources to acquire and deploy other technologies or to introduce new services that could compete with these other technologies. Competition arising from other technologies or regulatory changes may have an adverse effect on the radio broadcasting industry or on our Company. Various other audio technologies and services that have been developed and introduced include:

- home and personal digital audio devices (e.g., smart phones, tablets, smart speakers);

- satellite delivered digital audio radio services that offer numerous programming channels;

- internet-based audio music services;

- audio programming by internet content providers, internet radio stations, podcasters, cable systems, direct broadcast satellite systems, personal communications services and other digital audio broadcast formats;

- HD Radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services;

- low power FM radio stations, which are non-commercial FM radio broadcast outlets that serve small, localized areas;

- portable digital devices and systems that permit users to listen to programming on a time-delayed basis and to fast-forward through programming and/or advertisements; and

- vehicles equipped with dashboards that provide internet connectivity that increase the number of audio and video platforms available in vehicles (e.g., ATSC 3.0 technology) or that eliminate tuners for certain older technologies such as AM radio.

These and other new technologies have the potential to change the means by which advertisers can reach target audiences most effectively. We cannot predict the effect, if any, that competition arising from other technologies or legal or regulatory change may have on the radio broadcasting industry or on our financial condition and results of operations. For example, as discussed above, the AM for Every Vehicle Act is pending in Congress. If this legislation is not passed, the removal of AM receivers by automobile manufacturers could affect the operation and profitability of our AM radio stations.

Such new media and technology has resulted in increased fragmentation in the advertising market, and we cannot predict the effect, if any, that additional competition arising from new technologies may have across our business or our financial condition and results of operations, which may be adversely affected if we are not able to adapt successfully to these new media technologies or distribution platforms. The continuing growth and evolution of channels and platforms have increased our challenges in differentiating ourselves from other media platforms. We continually seek to develop and enhance our content offerings and distribution platforms/methodologies. Failure to effectively execute these efforts, actions by our competitors, or other failures to deliver content effectively could hurt our ability to differentiate ourselves from our competitors and, as a result, have adverse effects across our business.

We are dependent on federally issued licenses to operate our stations and are subject to extensive federal regulation.

The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. We are required to obtain licenses from the FCC to operate our stations. Our business depends upon maintaining our broadcast licenses, which are issued by the FCC for a term of eight years and are renewable. Although the vast majority of FCC radio station licenses are routinely renewed, we cannot assure you that the FCC will approve our future renewal applications or that the renewals will be for full eight-year terms or will not include conditions or qualifications that could adversely affect our operations. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on us. All our station licenses were renewed for full eight-year terms in the most recent renewal cycle, which concluded in August 2022. The next renewal cycle begins in June 2027.

We must comply with extensive FCC regulations and policies regarding the ownership and operation of our stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate any future transactions, and in certain circumstances, could require us to divest one or more stations. Online music services such as Amazon Music Unlimited, Apple Music, Pandora and Spotify are not regulated by the FCC; therefore, they are not subject to any ownership restrictions or FCC regulations governing their operations. Our ability to compete with online music services may be impeded because of the extensive FCC regulations to which we are subject. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. Possible changes in interference protections, creation of additional classes of FM stations, spectrum allocations and other technical rules may negatively affect the operation of our stations. If the FCC relaxes certain technical requirements, it could impair the signals transmitted by our stations and could have a material adverse effect on us. In addition, the FCC has increased its enforcement of certain regulations, including regulations requiring a radio station to include an on-air announcement which identifies the sponsor of all advertisements and other content broadcast by any radio station for which any money, service or other valuable consideration is received, requiring all radio stations to maintain complete and timely online public inspection files hosted on an FCC database that is easily accessible by members of the public and the FCC, and prohibiting the transmission of EAS tones or simulations thereof in the absence of an actual emergency or authorized test. Moreover, these FCC regulations and others may change over time, and we cannot assure you that those changes would not have a material adverse effect on us.

The FCC regulates FM translator stations as a secondary service, and in the event that an FM translator station causes actual interference to the signal of a radio or television station, FCC rules require the FM translator station to eliminate the interference and to suspend operations if the interference cannot be eliminated. If the FCC requires any FM translator station that we operate to modify its facilities to eliminate interference caused to another station or to cease broadcasting, it could materially impair the operations of the station that the FM translator rebroadcasts which could have a material adverse effect on us.

Enforcement of the FCC's indecency rules could have a material adverse effect on our business.

The FCC's rules prohibit the broadcast of obscene material at any time and indecent material between the hours of 6 a.m. and 10 p.m. The risk of violating the prohibition on the broadcast of indecent material is increased by the vagueness of the FCC's definition of indecent material, coupled with the spontaneity of live programming. The FCC has expanded the breadth of indecency regulation to include material that could be considered "blasphemy," "personally reviling epithets," "profanity" and vulgar or coarse words amounting to a nuisance. As a result, in the event that we broadcast material falling within the expanded breadth of the FCC's regulation, we could be subject to license revocation, or renewal or qualifications proceedings, which would put the licenses that we depend on for our operations in jeopardy. In 2007, the monetary penalties for broadcasting indecent programming increased substantially. The current maximum permitted fines for an indecency violation is $508,373 per incident and $4,692,668 for any continuing violation arising from a single act or failure to act. The FCC has advised that it will continue to pursue enforcement actions in egregious cases while it conducts a review of its indecency policy generally. Because the FCC may investigate indecency complaints prior to notifying a licensee of the existence of a complaint, a licensee may not have knowledge of a complaint unless and until the complaint results in the issuance of a formal FCC letter of inquiry or notice of apparent liability for forfeiture.

We may in the future become subject to additional inquiries or proceedings related to our stations' broadcast of indecent or obscene material. To the extent that these pending inquiries or other proceedings result in the imposition of fines, revocation of any of our station licenses or denials of license renewal applications, our business and results of operations could be materially adversely affected.

The royalties we pay to copyright owners could increase significantly, and proposed legislation could require radio broadcasters to pay royalties to record labels and recording artists.

We pay royalties to copyright owners of musical compositions (typically song composers and publishers) whenever we broadcast or stream musical compositions. These royalties are paid through ASCAP, BMI, SESAC, GMR, and Sound Exchange. The rates at which we pay royalties to copyright owners are privately negotiated or set pursuant to a regulatory process. Increased royalty rates could significantly increase our expenses, which could adversely affect our business. There is no guarantee that the licenses and associated royalty rates that currently are available to us will be available to us in the future. In addition, legislation has been introduced in Congress that would require radio broadcasters to pay a performance royalty to record labels and performing artists for use of their recorded songs. The proposed legislation would add an additional layer of royalties to be paid directly to the record labels and artists. It is currently unknown what proposed legislation, if any, will become law, whether industry groups will enter into an agreement with respect to performance fees, and what significance this royalty would have on our results from operations, cash flows or financial position.

We depend on selected market clusters of stations for a material portion of our net revenue.

The stations located in Boston, MA, Detroit, MI and Philadelphia, PA contributed 58% of our net revenue in 2025. Accordingly, we have greater exposure to adverse events or conditions in any of these markets, such as changes in the economy, shifts in population or demographics, or changes in audience tastes, or local government actions, which could adversely impact our results from operations, cash flows or financial position.

We are exposed to credit risk on our accounts receivable. This risk is heightened during periods of uncertain economic conditions.

Our outstanding accounts receivable are not covered by collateral or credit insurance. Credit risk on our receivables is heightened during periods of uncertain economic conditions, and there can be no assurance that our procedures to monitor and limit exposure to credit risk will be effective and enable us to avoid losses, which could have a material adverse effect on our results from operations, cash flows or financial position. We also maintain reserves to cover the uncollectibility of a portion of our accounts receivable, however, the estimate, which is based on current information, may differ from actual results.

Impairment of our FCC licenses could adversely affect our operating results.

As of December 31, 2025, our FCC licenses represented 52% of our total assets. We are required to test our FCC licenses for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that our FCC licenses might be impaired, and we have recorded impairment charges as a result of such tests and may record future impairments. We assess qualitative factors to determine whether it is more likely than not that our FCC licenses might be impaired. If we determine it is more likely than not that our FCC licenses are impaired, then we are required to perform a quantitative impairment test. The valuation of our FCC licenses is based on estimates rather than precise calculations. The fair value measurements for our FCC licenses use significant unobservable inputs which reflect our own assumptions about the estimates that market participants would use in measuring fair value including assumptions about risk. Material impairment charges could adversely affect our results of operations and financial condition. For further discussion, see "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates" of this report.

We have substantial debt that could have important consequences to you. Our ability to generate cash for, make payments on or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control and impacts our ability to continue as a going concern.

We have debt that is substantial in relation to our accumulated deficit. As of December 31, 2025, we had long-term debt, net of an unamortized premium, of $218.6 million and stockholders' deficit of $176.4 million.

In February 2026, we failed to make a scheduled interest payment on our long-term debt. While we are in discussions with various stakeholders with respect to a number of potential alternatives regarding a restructuring of the Company's outstanding indebtedness, as of the filing of this report, no agreement has been reached regarding the restructuring of Company's indebtedness, and no assurances can be given as to the timing or outcome of this process.

Our long-term debt is substantial in amount and could have an impact on you. For example, it could:

- require us to dedicate a substantial portion of our cash flows from operations to debt service, thereby reducing the availability of cash flows for other purposes, including ongoing capital expenditures and future acquisitions;

- impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes;

- limit our ability to compete, expand and make capital improvements;

- increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions; and

- limit or prohibit our ability to pay dividends and make other distributions.

Any additional borrowings or note offerings would further increase the amount of our debt and the associated risks. In addition, there can be no assurances that additional financing will be available or on terms that will be acceptable to us, or at all. If we are unable to refinance or otherwise extend our indebtedness prior to the scheduled maturity date, we may not have sufficient cash on hand to repay our long-term debt upon maturity, which would have an adverse effect on our business, financial condition, and operating results in the event the lenders declare an event of default and exercise their rights and remedies. We may not be successful in improving our operations, securing additional liquidity or refinancing our outstanding indebtedness, and the feasibility of management's strategic plans is contingent upon factors outside of our control. As such, this uncertainty raises substantial doubt about our ability to continue as a going concern for at least one year from the date of issuance of the financial statements included in this annual report.

Our history of operating losses and negative cash flows from operations has raised substantial doubt about our ability to continue as a going concern for at least one year from the date of issuance of the financial statements included in this annual report, and management has concluded there is substantial doubt about our ability to continue as a going concern for at least one year from the date of issuance of the financial statements included in this annual report, and this may adversely affect our stock price, our ability to raise capital or enter into strategic transactions, and our relationships with key stakeholders.

Our financial statements have been prepared assuming that we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We expect to continue to incur net operating losses for the near future, and we have concluded there is substantial doubt about our ability to continue as a going concern for at least one year from the date of issuance of the financial statements included in this annual report. This may adversely affect the price of our common stock, our ability to raise capital or enter into strategic transactions, and our relationship with key stakeholders. In March 2026, we entered into a Transaction Support Agreement (as defined below) with holders of a majority of our outstanding notes for certain Refinancing Transactions (as defined below), including an Exchange Offer and Tender Offer (each, as defined below), which if successfully completed would significantly reduce our outstanding indebtedness and improve our liquidity position. However, the completion of the Refinancing Transactions is subject to various conditions, and there can be no assurance that the Refinancing Transactions will be completed successfully or on the contemplated timeline. If our actions are not successful in restoring our debt covenant compliance and improving our liquidity and operating results, we may be forced to terminate, significantly curtail or cease our operations or to pursue other alternatives.

Additionally, our independent registered public accounting firm has included in its audit opinion for the year ended December 31, 2025 an explanatory paragraph that there is substantial doubt as to our ability to continue as a going concern for at least one year from the date of issuance of the financial statements. The reaction of investors to the inclusion of a going concern statement by our auditors and our substantial doubt about our ability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or enter into strategic transactions. There is no assurance that funding will be available to us, will be obtained on favorable terms or will provide us with sufficient funds to meet our objectives. If we become unable to continue as a going concern, we may have to liquidate our assets or dissolve, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Our ability to pay regular dividends on our common stock is subject to the discretion of our Board and may be limited by our structure, statutory restrictions and restrictions imposed by the Indenture governing our Notes as well as any future agreements.

Our Board has suspended future quarterly dividend payments until it is determined that resumption of dividend payments is in the best interest of the Company's stockholders. While we intend to pay a regular quarterly cash dividend, future payments, if any, will be at the discretion of our Board. Future quarterly dividend payments can also be changed or discontinued at any time and will be subject to limitations under the terms of the Indenture governing our Notes (as defined below), as well as any future agreements. The payment and timing of any future quarterly dividends will also depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors deemed relevant by our Board.

Our corporate offices and several of our stations are located in areas that could be affected by hurricanes, extreme weather and other climate change conditions.

Florida is susceptible to hurricanes, and we have our corporate offices located in Naples, and stations located in other parts of Florida. These stations contributed 16% of our net revenue in 2025. Our corporate offices and our stations located in Florida and other stations located along the east coast of the United States have been materially affected by hurricanes in the past and may be materially affected in the future, which could have an adverse impact on our business, financial condition and results of operations. Additionally, our properties may be impacted by extreme weather conditions, including wildfires, floods, drought, loss of power, heat waves, heavy precipitation or storms, with increasing frequencies exacerbated by climate change and other factors in the future. We carry property damage insurance on all of our properties and business interruption insurance on some of our properties, but there can be no assurance that such insurance would be adequate to cover all of our losses related to extreme weather and climate change.

The failure or destruction of the internet, satellite systems and transmitter facilities that we depend upon to distribute our programming could adversely affect our operating results.

We use studios, satellite systems, transmitter facilities and the internet to originate and/or distribute our station programs and commercials. We rely on third-party contracts and services to operate our origination and distribution facilities. These third-party contracts and services include, but are not limited to, electrical power, satellite transponders, uplinks and downlinks and telecom circuits. We do not control these third parties or the quality, security or testing of various third-party software, hardware or infrastructure products that are utilized in our business. Distribution may be disrupted due to one or more third parties losing their ability to provide particular services to us, which could adversely affect our distribution capabilities. A disruption can be caused as a result of any number of events, such as local disasters (accidental or environmental), various acts of terrorism, power outages, cyber-attacks, major telecom connectivity failures or satellite failures. Our ability to distribute programming to station audiences may be disrupted for an undetermined period of time until alternate facilities are engaged and put online. Furthermore, until third-party services resume, the inability to originate or distribute programming could have a material adverse effect on our business and results of operations.

We are vulnerable to disruptions and security breaches of our information technology infrastructure and confidential information, which could cause material adverse effects on our business and reputation.

We rely heavily on technology, such as computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations, to operate our business (collectively, "IT Systems"), including our own IT Systems and those of our third-party providers. In addition, as a part of our ordinary business operations, we and certain of our third-party providers collect, process, store and maintain sensitive data, including the personal information of our clients, listeners, employees, contractors, business partners and others as well as trade secrets and other propriety business information (collectively, "Confidential Data"). The proper functioning of our IT Systems and business processes and protection of our Confidential Data is critical to the efficient operation and management of our business, our operating results and our financial condition.

Our IT Systems, and those of third-party providers, are vulnerable to damage and disruption caused by various circumstances, some of which are beyond our control. These include catastrophic events, power anomalies or outages and natural disasters, terrorist attacks, employee error or malfeasance, and, increasingly, technological risks associated with computer system or network failures, viruses or malware (including ransomware), misconfigurations, bugs or securities vulnerabilities in hardware and software, physical or electronic intrusions, and unauthorized access associated with cyber-attacks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Data. Additionally, any integration of AI in our or any third-party providers' operations, products or services is expected to pose new or unknown cybersecurity risks. Our technology security initiatives, disaster recovery plans and security measures may not be adequate or implemented properly to prevent a material cyberattack or business disruption. Because we make extensive use of third-party providers, such as cloud computing services, successful cyberattacks that disrupt or compromise third- party IT Systems may materially impact our operations and results.

We and our third-party providers face constant cybersecurity treats and cyber-attacks, including, but not limited to, phishing attacks, ransomware attacks, and denial of service attacks. While no cyber-attack has had a material impact thus far, there can be no guarantee that a future attack will not materially impact our financial condition, results of operations or cash flows, due to, among other things, the loss of Confidential Data, interruptions to our operations, damage to our reputation, and regulatory investigations or legal proceedings (including class actions). Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are increasingly sophisticated in using techniques and tools – including generative and other AI – that circumvent security controls, evade detection and remove forensic evidence. This makes detecting, investigating, remediating and recovering from attacks or incidents and avoiding a material adverse impact to our systems or information extremely challenging. We have acquired companies and may acquire companies in the future, which exposes us to additional, incremental cybersecurity risks and vulnerabilities.

In addition, our business processes and IT Systems need to be sufficiently scalable to support the future growth of our business and may require modifications or upgrades that expose us to similar risks of damage or disruption. Any material disruption, malfunction or similar challenges with our business processes or information systems, or disruptions or challenges relating to the transition to new processes, systems or providers, could have a material adverse effect on our financial condition, results of operations and cash flows. Moreover, remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and confidential information. We may also be required to comply with evolving cybersecurity and data protection laws, regulations, and industry standards, including incident reporting, notification and disclosure requirements, which could increase compliance costs and exposure to enforcement. Although we maintain a cyber insurance policy, there is no guarantee that such coverage will be sufficient to address costs, liabilities and damages we may incur in connection with a cybersecurity incident, that it will cover all types of events or losses (including fines, penalties or certain categories of business interruption), or that such coverage will continue to be available on commercially reasonable terms or at all.

Our business is dependent upon the proper functioning of our business processes and information systems, and modification or interruption of such systems may disrupt our business, processes and internal controls.

We rely heavily on technology, such as computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations, to operate our business, including our own information technology systems and the information technology systems and technology of our third-party providers. The proper functioning of our business processes and information systems is critical to the efficient operation and management of our business. If these information technology systems fail or are interrupted, our operations may be adversely affected and operating results could be harmed.

Our information technology systems, and those of third-party providers, are vulnerable to damage or disruption caused by circumstances beyond our control. These include catastrophic events, power anomalies or outages and natural disasters, and, increasingly, technological risks associated with computer system or network failures, viruses or malware, misconfigurations, bugs or securities vulnerabilities in hardware and software, physical or electronic intrusions, and unauthorized access associated with cyber-attacks that threaten the confidentiality, integrity and availability of our information technology systems and confidential information.

We and certain of our third-party vendors have been the target of cyber-attacks, including phishing attacks, ransomware attacks, and attempted denial of service attacks, and future attacks are likely to occur. While no cyber-attack has had a material impact thus far, if successful, these types of attacks could have a material adverse effect on our financial condition, results of operations and cash flows, due to, among other things, the loss of customer data and other confidential information, interruptions to our operations, and damage to our reputation. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are increasingly sophisticated in using techniques and tools – including generative and other AI – that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our systems or information.

In addition, our business processes and information systems need to be sufficiently scalable to support the future growth of our business and may require modifications or upgrades that expose us to similar risks of damage or disruption. Any material disruption, malfunction or similar challenges with our business processes or information systems, or disruptions or challenges relating to the transition to new processes, systems or providers, could have a material adverse effect on our financial condition, results of operations and cash flows. Moreover, remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and confidential information.

We may lose key executives and other key employees, including on-air talent, to competing stations or other types of media competitors.

Our business depends upon the continued efforts, abilities and expertise of our executive officers and other key employees. The unique combination of skills and experience possessed by our key executives would be difficult to replace, we have lost key executives and employees in the past and the loss of other key executives or employees could impair our ability to execute our operating and acquisition strategies.

In addition, we compete for creative and performing on-air talent with other stations and radio station groups, radio networks, and other providers of syndicated content and other media such as broadcast television, digital, satellite and cable television, video streaming services, the internet, podcast producers and satellite radio. Our ability to attract and retain key personnel is an important aspect of our competitiveness. Our employees and other on-air talent are subject to change and may be lost to competitors or for other reasons. Any adverse changes in particular programs, formats or on-air talent could have a material adverse effect on our ratings and our ability to attract advertisers, which would negatively impact our business, financial condition or results of operations.

Our success depends on our ability to identify, consummate and integrate acquired stations.

As part of our strategy, we have pursued, and may continue to pursue, acquisitions of additional stations. Radio broadcasting is a rapidly consolidating industry with many companies seeking to consummate acquisitions and increase their market share. In this environment, we compete with many other buyers for the acquisition of stations. Some of those competitors may be able to outbid us for acquisitions because they have greater financial resources. FCC ownership rules limit the number of stations that an entity can own in specific local markets, and in certain markets, we do not have room to acquire additional stations in the FM service or in both the AM and FM services. As a result, our ability to identify and consummate future acquisitions is uncertain.

In addition, our consummation of all future acquisitions is subject to various conditions, including FCC and other regulatory approvals. The FCC must approve any transfer of control or assignment of broadcast licenses. In addition, acquisitions may encounter intense scrutiny under federal and state antitrust laws. Any delays, injunctions, conditions or modifications by any government agencies could have a negative effect on us and result in the abandonment of all or part of attractive acquisition opportunities.

Our success also depends on our ability to integrate acquired businesses and achieve fully the strategic and financial objectives related thereto. The process of integrating acquired stations may involve numerous risks, including:

- integrating two unique business cultures, which may prove to be incompatible;

- consolidating corporate and administrative infrastructures and eliminating duplicative operations;

- the diversion of management's attention from ongoing business concerns;

- unanticipated issues in integrating information technology, communications and other systems;

- costs or inefficiencies associated with integrating the operations of the combined company; and

- unforeseen expenses, liabilities or delays.

We cannot predict whether we will be successful in identifying future acquisition opportunities or what the consequences will be of any acquisitions. The failure to identify, consummate and integrate acquired stations could have a material adverse effect on our financial condition, results of operations and cash flows.

The Beasley family controls Beasley Broadcast Group, Inc., and members of the Beasley family own a substantial equity interest in Beasley Broadcast Group, Inc. Their interests may conflict with yours.

The Beasley family, which includes Caroline Beasley, our Chief Executive Officer and a member of our Board, Bruce Beasley, our President and a member of our Board, and Brian Beasley, our Chief Operating Officer and a member of our Board, is generally able to control the vote on all matters submitted to a vote of stockholders. Without the approval of the Beasley family, we will be unable to consummate transactions involving an actual or potential change in control, including transactions in which you might otherwise receive a premium for your shares over then current market prices. Shares of Class B and Class A Common Stock that members of the Beasley family beneficially own represent 92% of the total voting power of all classes of our common stock. The Beasley family will be able to direct our management and policies, except with respect to those matters requiring a class vote under the provisions of our amended certificate of incorporation, fourth amended and restated bylaws or applicable law.

Historically, we have entered into certain transactions with members of the Beasley family and affiliated entities that may conflict with the interests of our stockholders now or in the future. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operation – Related Party Transactions" and Note 17 to the accompanying financial statements.

Future sales by the Beasley family of our Class A Common Stock could adversely affect its market price.

Members of the Beasley family beneficially own the majority of all outstanding shares of Class B Common Stock, which is convertible to Class A Common Stock on a one-for-one basis. The market for our Class A Common Stock could change substantially if members of the Beasley family convert their shares of Class B Common Stock to shares of Class A Common Stock and then sell large amounts of shares of Class A Common Stock in the public market.

These sales, or the possibility that these sales may occur, could make it more difficult for us to raise capital by selling equity or equity-related securities in the future.

The difficulties associated with any attempt to gain control of our Company may adversely affect the price of our Class A Common Stock.

Due to their large beneficial ownership of our Class B and Class A Common Stock, members of the Beasley family control the decision whether any change of control of the Company will occur. Moreover, some provisions of our amended certificate of incorporation, fourth amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire control of us, even if a change of control could be beneficial to you. In addition, the Communications Act and FCC rules and policies limit the number of stations that one individual or entity can own, directly or by attribution, in a market. The FCC's media ownership rules remain in flux and subject to further agency and court proceedings. The FCC is required to review its media ownership rules quadrennially and determine if the rules remain necessary in the public interest as a result of competition. FCC approval for transfers of control of FCC licensees and assignments of FCC licenses are also required. Because of the limitations and restrictions imposed on us by these provisions and regulations, the trading price of our Class A Common Stock may be adversely affected.

There may not be an active market for our Class A Common Stock, making it difficult for you to sell your stock.

Our stock may not be actively traded in the future. An illiquid market for our stock may result in price volatility and poor execution of buy and sell orders for investors. Our stock price and trading volume have fluctuated widely for a number of reasons, including some reasons that may be unrelated to our business or results of operations. This market volatility could depress the price of our Class A Common Stock without regard to our operating performance. In addition, our operating results may be below expectations of public market analysts and investors. If this were to occur, the market price of our Class A Common Stock could decrease, perhaps significantly.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

- cybersecurity awareness training of our employees, incident response personnel, and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for service providers, suppliers, and vendors that is based on their respective risk profile and criticality to our business.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Risk Factor - *"We are vulnerable to disruptions and security breaches of our information technology infrastructure and confidential information, which could cause material adverse effects on our business and reputation."*

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee ("Committee") oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program.

The Committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from the Chief Technology Officer and internal security staff as part of the Board's continuing education on topics that impact public companies.

Our management team, including the Senior Vice President of Information Technology & Security and General Counsel, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team's experience includes a Senior Vice President of Information Technology & Security with 20 years of experience in information technology and a General Counsel with 11 years of cybersecurity oversight responsibilities.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES

As of April 1, 2026, we own or lease property in the following locations:

Location	Description	Owned/Leased
Augusta, GA	Office space for stations	Owned
	Land for office space	Related party lease
Boston, MA	Office space for stations	Third-party lease
Camden, NJ	Office space for stations	Owned
Charlotte, NC	Office space for stations	Third-party lease
Detroit, MI	Office space for stations	Owned
Fayetteville, NC	Office space for stations	Related party lease
Las Vegas, NV	Office space for stations	Third-party lease
Middlesex, NJ	Office space for stations	Owned
Monmouth, NJ	Office space for stations	Owned
Morristown, NJ	Office space for stations	Owned
Naples, FL	Office space	Related party lease
Philadelphia, PA	Office space for stations	Third-party lease
Tampa, FL	Office space for stations	Third-party lease

The land for office space in Augusta, GA is leased from GGB Augusta, LLC, which is held by a trust for the benefit of Caroline Beasley, our Chief Executive Officer and a member of our Board, Bruce Beasley, our President and a member of our Board, Brian Beasley, our Chief Operating Officer and a member of our Board, and other members of the Beasley family.

The office space in Fayetteville, NC is leased from Beasley Family Towers, LLC, which is partially held by a trust for the benefit of Caroline Beasley, Bruce G. Beasley, Brian E. Beasley and other members of the Beasley family and partially owned directly by Caroline Beasley, Bruce G. Beasley, Brian E. Beasley and other members of the Beasley family.

In addition, we lease our principal executive offices in Naples, FL from Beasley Broadcasting Management, LLC, which is held by a trust for the benefit of Caroline Beasley, Bruce G. Beasley, Brian E. Beasley and other family members of the Beasley family.

No one property is material to us. We believe that our properties are generally in good condition and suitable for our operations. However, we continually look for opportunities to upgrade our properties and may do so in the future.

ITEM 3. LEGAL PROCEEDINGS

We currently and from time to time are involved in ordinary routine litigation incidental to the conduct of our business including indecency claims and related proceedings at the FCC, but we are not a party to any lawsuit or other proceedings that, in the opinion of management, is likely to have a material adverse effect on our financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

We have two authorized and outstanding classes of equity securities: Class A Common Stock, $.001 par value per share, and Class B Common Stock, $.001 par value per share. The only difference between the Class A and Class B Common Stock is that Class A is entitled to one vote per share and Class B is entitled to ten votes per share. Class B is convertible into Class A shares on a one-for-one share basis under certain circumstances. Our Class A Common Stock trades on the NASDAQ Global Market under the symbol "BBGI." There is no established public trading market for our Class B Common Stock.

Holders

As of April 1, 2026, there were approximately 224 holders of record of our Class A Common Stock and 24 holders of record of our Class B Common Stock. The number of holders of Class A Common Stock does not count separately the number of beneficial holders whose shares are held of record by a broker or clearing agency.

Dividends

Our Board has suspended future quarterly dividend payments until it is determined that resumption of dividend payments is in the best interest of the Company's stockholders. In addition, the Indenture governing our Notes limits our ability to pay dividends.

Repurchases of Equity Securities

On June 25, 2025, our stockholders approved the adoption of the Beasley Broadcast Group, Inc. 2025 Equity Incentive Award Plan (the "2025 Plan"), which replaced the Beasley Broadcast Group, Inc. 2007 Equity Incentive Plan, as amended and restated (the "2007 Plan"). The 2025 Plan and the 2007 Plan, as applicable, permit us to purchase sufficient shares to fund withholding taxes in connection with the vesting of restricted stock units. The following table presents information with respect to purchases we made of our Class A Common Stock to fund withholding taxes during the three months ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value That May Yet Be Purchased Under the Program
October 1 – 31, 2025	—	—	—	—
November 1 – 30, 2025	—	—	—	—
December 1 – 31, 2025	489	$ 5.09	—	—
Total	489			

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a multi-platform media company whose primary business is operating radio stations throughout the United States. We offer local and national advertisers integrated marketing solutions across audio, digital and event platforms. We own and operate stations in the following markets: Augusta, GA, Boston, MA, Charlotte, NC, Detroit, MI, Fayetteville, NC, Fort Myers-Naples, FL, Las Vegas, NV, Middlesex, NJ, Monmouth, NJ, Morristown, NJ, Philadelphia, PA, and Tampa-Saint Petersburg, FL. We refer to each group of stations in each market as a market cluster. Unless the context otherwise requires, all references in this report to the "Company," "we," "us" or "our" are to Beasley Broadcast Group, Inc. and its subsidiaries.

Recent Developments

On February 6, 2026, we completed the sales of substantially all of the assets used in the operations of WRXK-FM and WXKB-FM in Fort Myers, FL to a third party for $9.0 million in cash and substantially all of the assets used in the operations of WBCN-AM, WJPT-FM and WWCN-FM in Fort Myers, FL to another third party for $9.0 million in cash. We will record a gain on disposition of $12.2 million during the first quarter of 2026.

On September 29, 2025, we completed the sale of substantially all of the assets used in the operations of WPBB-FM in Tampa, FL to a third party for $8.0 million in cash. We recorded a gain on disposition of $0.4 million during the third quarter of 2025.

On June 25, 2025, our stockholders approved the adoption of the 2025 Plan. Under the 2025 Plan, we may issue up to 300,000 shares of Class A common stock in the form of equity-based awards, including restricted stock units, shares of restricted stock and stock options, to employees, consultants and non-employee directors. The restricted stock units that will be granted under the 2025 Plan will generally vest over one to five years of service. The 2025 Plan replaced the 2007 Plan, and no further awards will be granted under the 2007 Plan. However, the terms and conditions of the 2007 Plan will continue to govern any outstanding awards granted thereunder.

Going Concern Considerations

In accordance with Accounting Standards Codification ("ASC") Topic 205-40, the Company's management evaluates whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for at least one year from the date of issuance of the financial statements included in this annual report. This evaluation includes considerations related to the Company's forecasted liquidity and cash consumption requirements.

The Company has a history of net losses and negative operating cash flows and expects to continue to incur additional losses in the near future. Additionally, the Company has defaulted on its Existing Second Lien Notes (as defined below), see Note 22 for additional information. Although the Company continues to pursue a strategy to realize improved operations, including anticipated improvements from the Refinancing Transactions (as defined below) and related cost reductions, the timing of these realizations cannot be guaranteed to ensure liquidity is available when needed to meet the Company's obligations. As a result of these considerations, the Company's liquidity may be insufficient to meet its obligations for at least one year from the date of issuance of the financial statements included in this annual report, and management has concluded there is substantial doubt about the Company's ability to continue as a going concern.

Management believes that the successful completion of the Refinancing Transactions contemplated by the Transaction Support Agreement (as defined below), including the Exchange Offer and Tender Offer (each, as defined below), would significantly improve the Company's liquidity position and capital structure. As of the date of this filing, approximately 97% of the aggregate principal amount of the Existing Second Lien Notes have validly tendered in the Exchange Offer and provided consents to the proposed amendments to the Existing Second Lien Notes Indenture (as defined below). Upon closing, the Company would incur transaction-related cash payments, receive funding associated with the ABL Credit Facility, and replace the existing second lien cash interest obligations with the new financing structure. As a result, the liquidity benefit associated with the new ABL Credit Facility would be realized upon closing, and the reduction in required cash interest payments would begin upon closing and continue through the forecast period. However, there can be no assurances of the Company's ability to realize these plans or successfully complete the Refinancing Transactions.

Reverse Stock Split

On September 23, 2024, the Company effected a 1-for-20 reverse stock split of the Company's Class A Common Stock and Class B Common Stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, every 20 shares of the Company's Class A Common Stock issued and outstanding were automatically converted into one share of Class A Common Stock, and every 20 shares of the Company's Class B Common Stock issued and outstanding were automatically converted into one share of Class B Common Stock. No fractional shares of Class A Common Stock or Class B Common Stock were issued in connection with the Reverse Stock Split. Holders of Class A Common Stock or Class B Common Stock received cash in lieu of fractional shares. The Reverse Stock Split had no effect on the par value of the Company's Class A Common Stock or Class B Common Stock, which remained $0.001 per share, and had no effect on the number of authorized shares of the Company's Class A Common Stock or Class B Common Stock. Following the Reverse Stock Split, the Class A Common Stock continued to be traded on the Nasdaq Capital Market under the symbol "BBGI" on a split-adjusted basis.

Cautionary Note Regarding Forward-Looking Statements

This report contains "forward-looking statements" about the Company within the meaning of the Private Securities Litigation Reform Act of 1995, which relate to future, not past, events. All statements other than statements of historical fact included in this document are forward-looking statements. These forward-looking statements are based on the current beliefs and expectations of the Company's management and are subject to known and unknown risks and uncertainties. Forward-looking statements, which address the Company's expected business and financial performance and financial condition, among other matters, contain words such as: "expects," "anticipates," "intends," "plans," "believes," "estimates," "may," "will," "plans," "projects," "could," "should," "would," "seek," "forecast," or other similar expressions.

Forward-looking statements, by their nature, address matters that are, to different degrees, uncertain. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Factors that could cause actual results or events to differ materially from these forward-looking statements include, but are not limited to:

- ability to comply with the continued listing standards of Nasdaq, continued listing on Nasdaq or make periodic filings with the SEC;

- risks from health epidemics, natural disasters, terrorism, and other catastrophic events;

- adverse effects of inflation;

- external economic forces and conditions that could have a material adverse impact on the Company's advertising revenues and results of operations;

- the ability of the Company's stations to compete effectively in their respective markets for advertising revenues;

- the ability of the Company to develop compelling and differentiated digital content, products and services;

- audience acceptance of the Company's content, particularly its audio programs;

- the ability of the Company to adapt or respond to changes in technology, standards and services that affect the audio industry;

- the Company's dependence on federally issued licenses subject to extensive federal regulation;

- actions by the FCC or new legislation affecting the audio industry;

- increases in royalties the Company pays to copyright owners or the adoption of legislation requiring royalties to be paid to record labels and recording artists;

- the Company's dependence on selected market clusters of stations for a material portion of its net revenue;

- credit risk on the Company's accounts receivable;

- the risk that the Company's FCC licenses could become impaired;

- the Company's substantial debt levels and the potential effect of restrictive debt covenants on the Company's operational flexibility and ability to pay dividends;

- the potential effects of hurricanes, extreme weather and other climate change conditions on the Company's corporate offices and stations;

- the failure or destruction of the internet, satellite systems and transmitter facilities that the Company depends upon to distribute its programming;

- modifications or interruptions of the Company's information technology infrastructure and information systems;

- the loss of key executives and other key employees;

- the Company's ability to identify, consummate and integrate acquired businesses and station;

- the fact that the Company is controlled by the Beasley family, which creates difficulties for any attempt to gain control of the Company; and

- other economic, business, competitive, and regulatory factors affecting the businesses of the Company, including those set forth in the Company's filings with the SEC.

Although we believe the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. We do not intend, and undertake no obligation, to update any forward-looking statement.

Financial Statement Presentation

The following discussion provides a brief description of certain key items that appear in our financial statements and general factors that impact these items.

Net Revenue. Our net revenue is primarily derived from the sale of commercial spots to advertisers directly or through national, regional or local advertising agencies. Revenues are reported at the amount we expect to be entitled to receive under the contract. Local revenue generally consists of commercial advertising sales, digital advertising sales and other sales to advertisers in a station's local market, either directly to the advertiser or through the advertiser's agency. National revenue generally consists of commercial advertising sales through advertiser agencies. National advertiser agencies generally purchase advertising for multiple markets. National sales are generally facilitated by our national representation firm, which serves as our agent in these transactions.

Our net revenue is generally determined by the advertising rates that we are able to charge and the number of advertisements that we can broadcast without jeopardizing listener levels. Advertising rates are primarily based on the following factors:

- a station's audience share in the demographic groups targeted by advertisers as measured principally by periodic reports issued by Nielsen Audio;

- the number of stations, as well as other forms of media, in the market competing for the attention of the same demographic groups;

- the supply of, and demand for, radio advertising time; and

- the size of the market.

Our net revenue is affected by general economic conditions, competition and our ability to improve operations at our radio market clusters. Seasonal revenue fluctuations are also common in the radio broadcasting industry and are primarily due to variations in advertising expenditures by local and national advertisers. Our revenues typically are lowest in the first calendar quarter of the year. In addition, our revenues tend to fluctuate between years, consistent with, among other things, increased advertising expenditures in even-numbered years by political candidates, political parties and special interest groups. This political spending typically is heaviest during the fourth quarter of such years.

We use trade sales agreements to reduce cash paid for operating costs and expenses by exchanging advertising airtime for goods or services; however, we endeavor to minimize trade revenue in order to maximize cash revenue from our available airtime.

We also continue to invest in digital support services to develop and promote our station websites, applications, and other distribution platforms. We derive revenue from our websites through the sale of advertiser promotions and advertising on our websites and the sale of advertising airtime during audio streaming of our stations over the internet. We also generate revenue from selling third-party digital products and services.

Operating Expenses. Our operating expenses consist primarily of programming, engineering, sales, advertising and promotion, and general and administrative expenses incurred at our stations. We strive to control our operating expenses by centralizing certain functions at our corporate offices and consolidating certain functions in each of our market clusters.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if:

- it involves a significant level of estimation uncertainty; and

- changes in the estimate or different estimates that could have been selected have had or are reasonably likely to have a material impact on our results of operations or financial condition.

Accounts Receivable. We continually evaluate our ability to collect our accounts receivable. We determine the allowance for credit losses based on historical information, relative improvements or deteriorations in the age of the accounts receivable changes in current economic conditions and reasonable and supportable forecasts of future economic conditions. This ongoing evaluation requires management judgment, and if we had made different assumptions about these factors, the allowance for credit losses could have been materially different.

Property and Equipment. We are required to assess the recoverability of our property and equipment whenever an event has occurred that may result in an impairment loss. If such an event occurs, we will compare estimates of related future undiscounted cash flows to the carrying amount of the asset. If the future undiscounted cash flow estimates are less than the carrying amount of the asset, we will reduce the carrying amount to the estimated fair value. The determination of when an event has occurred and estimates of future cash flows and fair value all require management judgment. The use of different assumptions or estimates may result in alternative assessments that could be materially different. We did not identify any triggering events that may have resulted in an impairment loss on our property and equipment in 2025. However, there can be no assurance that impairments of our property and equipment will not occur in future periods.

FCC Licenses. As of December 31, 2025, FCC licenses with an aggregate carrying amount of $154.7 million represented 52% of our total assets. We are required to test our FCC licenses for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that our FCC licenses might be impaired. We assess qualitative factors to determine whether it is more likely than not that our FCC licenses might be impaired. If we determine it is more likely than not that our FCC licenses are impaired, then we are required to perform a quantitative impairment test. In 2025, we elected to perform the quantitative impairment test for our FCC licenses in all markets. The quantitative impairment test, performed during the fourth quarter of 2025, compared the fair value of our FCC licenses with their carrying amounts. If the carrying amounts of the FCC licenses exceed their fair value, an impairment loss is recognized in an amount equal to that excess. For the purpose of testing our FCC licenses for impairment, we combine our FCC licenses into reporting units based on our market clusters.

The fair values of the FCC licenses in each of our market clusters were estimated using an income approach. The income approach is based upon discounted cash flow analyses for the next ten years incorporating variables such as projected audio market revenues, projected growth rate for audio market revenues, projected audio market revenue shares, projected audio station operating cash flow margins, and a discount rate appropriate for the audio industry.

We performed the annual quantitative impairment test for our FCC licenses in all markets during the fourth quarter of 2025. As a result of the quantitative impairment test, we recorded impairment losses of $224.8 million related to the FCC licenses in each of our reporting units. The impairment losses were primarily due to a decrease in the projected revenues in each market cluster, a decrease in operating cash flow margins in each market cluster, and an increase in the discount rate used in the discounted cash flow analyses to estimate the fair value of our FCC licenses.

The key assumptions used in the discounted cash flow analyses are as follows:

Revenue growth rates	(9.0)% - 3.5%
Market revenue shares at maturity	15.2% - 45.8%
Operating cash flow margins at maturity	12.0% - 23.3%
Discount rate	12.0%

The carrying amount of our FCC licenses for each reporting unit and the percentage by which fair value exceeded the carrying amount are as follows:

Market cluster	FCC licenses	Excess
Augusta, GA	$ 1,657,900	—
Boston, MA	44,638,000	—
Charlotte, NC	19,554,400	—
Detroit, MI	12,080,000	—
Fayetteville, NC	2,212,500	—
Las Vegas, NV	3,931,100	—
Middlesex, Monmouth, Morristown, NJ	2,128,200	—
Philadelphia, PA	40,685,600	—
Tampa-Saint Petersburg, FL	27,823,500	—

We believe we have made reasonable estimates and assumptions to calculate the estimated fair value of our FCC licenses; however, these estimates and assumptions are highly judgmental in nature. Actual results can be materially different from estimates and assumptions. If actual market conditions are less favorable than those projected by the industry or by us, or if events occur or circumstances change that would reduce the estimated fair value of our indefinite-lived intangible assets below the amounts reflected on our balance sheets, we may recognize future impairment charges, the amount of which may be material. If the discount rate was increased by 50 basis points without any additional changes to the other assumptions used in the discounted cash flow analyses, we would have recorded additional impairment losses of $8.4 million related to our FCC licenses. If the mature operating margins were decreased by 100 basis points without any additional changes to the other assumptions used in the discounted cash flow analyses, we would have recorded additional impairment losses of $10.5 million related to our FCC licenses.

Leases. We are required to determine whether a contract is or contains a lease at inception. Our analysis includes whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This consideration involves judgment with respect to whether we have the right to obtain substantially all of the economic benefits from the use of the identified asset and whether we have the right to direct the use of the identified asset. We calculate the term for each lease agreement to include the noncancellable period specified in the agreement together with: (1) the periods covered by options to extend the lease if we are reasonably certain to exercise that option, (2) the periods covered by an option to terminate if we are reasonably certain not to exercise that option and (3) the period covered by an option to extend (or not terminate) if controlled by the lessor. The assessment of whether we are reasonably certain to exercise an option to extend a lease requires significant judgement surrounding contract-based factors, asset-based factors, entity-based factors and market-based factors. These factors are evaluated based on the facts and circumstances at the time we enter a lease agreement. The lease liabilities and the related right-of-use assets are calculated based on the present value of the lease payments using (1) the rate implicit in the lease or (2) the lessee's incremental borrowing rate ("IBR"). IBR is defined as the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. See Note 10 to the accompanying financial statements.

Supplemental Employee Retirement Plan. The costs and liabilities of the Supplemental Employee Retirement Plan ("SERP") are determined using actuarial valuations. An actuarial valuation involves making various assumptions that include the discount rate and mortality rates. The discount rate is based on matching the cash flows of the SERP to the FTSE Pension Discount Curve. The mortality assumptions are based on the mortality tables and mortality improvement scales which are selected based on the most recent study of the Society of Actuaries. The SERP is frozen so future employment does not change the benefit amounts. Actual results will differ from results which are estimated based on assumptions. See Note 11 to the accompanying financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements are described in Note 2 to the accompanying financial statements.

Results of Operations

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following summary table presents a comparison of our results of operations for the years ended December 31, 2024 and 2025, with respect to certain of our key financial measures. The changes illustrated in the table are discussed in greater detail below. This section should be read in conjunction with the financial statements and notes to financial statements included in Item 8 of this report.

Results of Operations - Consolidated

	Year Ended December 31, 2024	Year Ended December 31, 2025	Change $	Change %
Net revenue	$ 240,291,611	$ 205,939,627	$ (34,351,984)	-14.3%
Operating expenses	201,768,757	186,615,256	(15,153,501)	-7.5%
Corporate expenses	17,272,696	14,364,287	(2,908,409)	-16.8%
FCC licenses impairment losses	—	224,815,149	224,815,149	—
Other operating expenses	—	3,487,147	3,487,147	—
Interest expense	21,233,027	13,233,800	(7,999,227)	-37.7%
Debt issuance expenses	5,982,414	—	(5,982,414)	—
Gain on sale of investment	6,026,776	—	(6,026,776)	—
Gain on repurchases of long-term debt	—	525,000	525,000	—
Income tax benefit	1,344,961	44,655,757	43,310,796	3220.2%
Net loss	5,887,258	196,549,741	190,662,483	3238.6%

Results of Operations - Segments

	Year Ended December 31, 2024	Year Ended December 31, 2025	Change $	Change %
Net revenue				
Audio	$ 193,561,279	$ 156,467,315	$ (37,093,964)	-19.2%
Digital	46,730,332	49,472,312	2,741,980	5.9%
	$ 240,291,611	$ 205,939,627	$ (34,351,984)	-14.3%
Operating expenses				
Audio	$ 160,575,045	$ 148,954,220	$ (11,620,825)	-7.2%
Digital	41,193,712	37,661,036	(3,532,676)	-8.6%
	$ 201,768,757	$ 186,615,256	$ (15,153,501)	-7.5%

Net Revenue. Net revenue decreased $34.4 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024. Audio revenue decreased $37.1 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to decreases in local direct revenue, local agency revenue and national agency revenue partially due to a decrease in political advertising. Digital revenue increased $2.7 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to continued growth in the digital segment.

Operating Expenses. Operating expenses decreased $15.2 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024. Audio operating expenses decreased $11.6 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to continued expense management in the audio segment. Digital operating expenses decreased $3.5 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to continued expense management in the digital segment.

Corporate Expenses. Corporate expenses decreased $2.9 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to a decrease in compensation and contract expenses, partially offset by a decrease in corporate expenses allocated to operating expenses.

FCC Licenses Impairment Losses. As a result of our annual quantitative impairment test performed during the fourth quarter of 2025, we recorded impairment losses of $224.8 million related to the FCC licenses in each of our market clusters. The impairment losses were primarily due to a decrease in the projected revenues in each market cluster, a decrease in operating cash flow margins in each market cluster, and an increase in the discount rate used in the discounted cash flow analyses to estimate the fair value of the FCC licenses.

Other Operating Expenses. Other operating expenses consist primarily of increased royalties of $1.5 million to be paid under a settlement agreement between the ASCAP and the Radio Music License Committee ("RMLC") for the period from 2022 to 2024 and increased royalties of $1.4 million to be paid under a settlement agreement between BMI and the RMLC for the period from 2022 to 2024.

Interest Expense. Interest expense decreased $8.0 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to amortization of a deferred interest premium recorded as a result of the debt restructure in October 2024.

Debt Issuance Expenses. In October 2024, we completed a debt restructuring, and as a result of the restructuring, we incurred $6.0 million in debt restructuring expenses, primarily consisting of legal fees, financial advisory services, and other professional expenses directly related to the debt restructure.

Gain on Sale of Investment. In March 2024, we received $6.0 million related to the sale of an investment in Broadcast Music, Inc. and recorded a gain of $6.0 million.

Gain on Repurchases of Long-Term Debt. In the second quarter of 2025, we repurchased $1.5 million principal amount of the Prior Notes for a price equal to 65% of the principal amount and recorded a gain of $0.5 million as a result of the repurchase.

Income Tax Benefit. Our effective tax rate was approximately 18% and 19% for the years ended December 31, 2024 and 2025, respectively. These rates differ from the federal statutory rate of 21% due to the effect of state income taxes, certain non-taxable income, and certain expenses that are not deductible for tax purposes.

Net Loss. Net loss for the year ended December 31, 2025 was $196.5 million compared to a net loss of $5.9 million for the year ended December 31, 2024, as a result of the factors described above.

Liquidity and Capital Resources

Overview. Our primary sources of liquidity is internally generated cash flow and cash on hand. Our primary liquidity needs have been, and for the next 12 months and thereafter are expected to continue to be, for working capital, debt service, and other general corporate purposes, including capital expenditures and station acquisitions. In addition to property and equipment associated with station acquisitions, our capital expenditures have generally been, and are expected to continue to be, related to the maintenance of our office and studio space, the maintenance of our towers and equipment, and digital products and information technology. We have also purchased or constructed office and studio space in some of our markets to facilitate the consolidation of our operations.

Our Board has suspended future quarterly dividend payments until it is determined that resumption of dividend payments is in the best interest of the Company's stockholders. In addition, as discussed in "Secured Notes" below, the Indenture governing our Notes limits our ability to pay dividends.

Existing Notes

As of December 31, 2025, we had outstanding $2.8 million aggregate principal amount of 8.625% senior notes due February 1, 2026 (the "Prior Notes"). Interest on the Prior Notes accrued at the rate of 8.625% per annum and was payable semiannually in arrears on February 1 and August 1 of each year. The Prior Notes were redeemed in full on January 31, 2026.

As of December 31, 2025, we had outstanding $30.9 million aggregate principal amount of 11.000% Senior Secured First Lien Notes due 2028 (the "Existing First Lien Notes"). Interest on the Existing First Lien Notes accrues at a rate of 11.000% per annum and is payable semi-annually in arrears on February 1 and August 1 of each year. The Existing First Lien Notes will mature on August 1, 2028. The Existing First Lien Notes were issued pursuant to an indenture, dated October 8, 2024, among Beasley Mezzanine Holdings, LLC, an indirect subsidiary of the Company (the "Issuer"), the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent (as supplemented to date, the "Existing First Lien Notes Indenture"). The Existing First Lien Notes are fully and unconditionally secured by substantially all of the assets, other than certain excluded property, of the Issuer and the guarantors (the "Collateral") on a senior secured first-priority lien basis, subject to certain exceptions, limitations and permitted liens. The Existing First Lien Notes Indenture contains restrictive covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, guarantee indebtedness or issue disqualified stock or, in the case of such subsidiaries, preferred stock; pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments; make certain investments or acquisitions; sell, transfer or otherwise convey certain assets; create liens; enter into agreements restricting certain subsidiaries' ability to pay dividends or make other intercompany transfers; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; prepay certain kinds of indebtedness; and issue or sell stock of its subsidiaries.

As of December 31, 2025, we had outstanding $184.9 million aggregate principal amount of 9.200% Senior Secured Second Lien Notes due 2028 (the "Existing Second Lien Notes" and, together with the Existing First Lien Notes, the "Existing Notes"). Interest on the Existing Second Lien Notes accrues at a rate of 9.200 % per annum and is payable semi-annually in arrears on February 1 and August 1 of each year. The Existing Second Lien Notes will mature on August 1, 2028. The Existing Second Lien Notes were issued pursuant to an indenture, dated October 8, 2024, among the Issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent (as supplemented to date, the "Existing Second Lien Notes Indenture"). The Existing Second Lien Notes are fully and unconditionally secured by the Collateral on a senior secured second-priority lien basis, subject to certain exceptions, limitations and permitted liens. The Existing Second Lien Notes Indenture contains restrictive covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, guarantee indebtedness or issue disqualified stock or, in the case of such subsidiaries, preferred stock; pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments; make certain investments or acquisitions; sell, transfer or otherwise convey certain assets; create liens; enter into agreements restricting certain subsidiaries' ability to pay dividends or make other intercompany transfers; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; prepay certain kinds of indebtedness; and issue or sell stock of its subsidiaries.

As the aggregate undiscounted future principal and interest payments under the Existing Second Lien Notes and Existing First Lien Notes were greater than the net carrying amount of the Prior Notes at the time of the debt restructuring, the carrying amount of the debt was not adjusted, and a new effective interest rate was calculated as the discount rate that equates the present value of the future cash payments specified by the new terms with the carrying amount of the debt. The carrying amount of the debt was reduced by the fair value of the shares of our Class A Common Stock issued to holders of the Prior Notes who participated in the Prior Exchange Offer (as defined in Note 9 below) of $2.2 million. The Company capitalized $2.6 million in fees paid to the lenders in connection with the debt restructuring, consisting of certain cash payments made to holders of Prior Notes who participated in the Prior Exchange Offer (as defined in Note 9 below) and a 3.0% participation premium paid to the holders of Prior Notes who participated in the First Lien Notes Offer (as defined in Note 9 below). The Company incurred $6.0 million in debt restructuring costs, primarily consisting of legal fees, financial advisory services, and other professional expenses directly related to the debt restructuring, which were expensed.

From time to time, we repurchase sufficient shares of our Class A Common Stock to fund withholding taxes in connection with the vesting of restricted stock units. We paid approximately $30,000 to repurchase 5,561 shares during the year ended December 31, 2025. From time to time, we may seek to repurchase, redeem or otherwise retire our existing indebtedness through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases, redemptions or other transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.

Events After Period End

On March 20, 2026, we and the Issuer entered into a transaction support agreement (the "Transaction Support Agreement") with certain holders of the Existing Notes (the "Supporting Holders") representing a majority of the aggregate outstanding principal amount of the Existing First Lien Notes and a majority of the aggregate outstanding principal amount of the Existing Second Lien Notes. The Transaction Support Agreement provides for support of certain refinancing transactions (the "Refinancing Transactions"), to be undertaken by the following: (i) an exchange offer (the "Exchange Offer") to exchange any and all of the Existing Second Lien Notes for newly issued 10.000% Senior Secured Second Lien PIK Notes due 2027 ("2027 PIK Notes") at an exchange ratio of 50.0% of the aggregate principal amount (or $500 per $1,000 of principal amount) of the Existing Second Lien Notes tendered for exchange, to be issued subsequent to the issuance of this Annual Report, (ii) an offer to purchase (the "Tender Offer" and, together with the Exchange Offer, the "Offers") up to $15.9 million of the Existing First Lien Notes for purchase at a price equal to 100% of the par value thereof and (iii) related consent solicitations (the "Consent Solicitations") to proposed amendments to the existing indentures governing the Existing Notes (the "Existing Indentures") to, among other things, (x) adopt certain proposed amendments to the Existing Indentures and (y) release all of the Collateral securing the Existing Second Lien Notes. The Refinancing Transactions are expected to be consummated on the terms set forth in an offering memorandum and solicitation statement provided to holders of the Existing Notes.

Pursuant to the Transaction Support Agreement, the Supporting Holders have agreed to, among other things, (i) tender all of their Existing Notes in the Offers and (ii) provide their related consents under the Consent Solicitations. The Supporting Holders' obligations under the Transaction Support Agreement are conditioned upon holders holding 100% of the aggregate principal amount of the Existing Second Lien Notes tendering their Existing Second Lien Notes pursuant to the Exchange Offer and providing their consents to the Consent Solicitations (the "Minimum Participation Condition"), as well as certain other customary conditions. The Initial Supporting Holders (as defined in the Transaction Support Agreement) may waive the Minimum Participation Condition in their sole and absolute discretion.. Satisfaction of the Minimum Participation Condition may not be known until the expiration date of the Exchange Offer, which is currently expected to be on April 16, 2026.

In connection with the Company's and the Issuer's entry into the Transaction Support Agreement, on March 20, 2026, the Issuer commenced the Refinancing Transactions. On March 26, 2026, the early first lien tender date, holders of the Existing First Lien Notes had validly tendered $30.9 million aggregate principal amount of Existing First Lien Notes in the Tender Offer, and the Issuer accordingly accepted $15.9 million of such tenders in accordance with the terms of the Tender Offer. On March 30, 2026, the Company completed the purchase of $15.9 million aggregate principal amount of Existing First Lien Notes pursuant to the Tender Offer, and $15.0 million aggregate principal amount of Existing First Lien Notes remain outstanding as of such date. As of the date of this filing, approximately 97% of the aggregate principal amount of the Existing Second Lien Notes have validly tendered in the Exchange Offer and provided consents to the proposed amendments to the Existing Second Lien Notes Indenture. Assuming the requisite conditions for consummation of the Refinancing Transactions are satisfied, the Company expects the Refinancing Transactions to settle on or around April 20, 2026.

The Transaction Support Agreement includes representations, warranties, covenants and closing conditions customary for agreements of this type. Pursuant to the terms of the Transaction Support Agreement, at the closing of the Offers, the Company will appoint an independent director selected by the Initial Supporting Holders as a member of the Company's Board of Directors. The Transaction Support Agreement also grants the Initial Supporting Holders the right, commencing 270 days after closing of the Offers, to propose three candidates for an additional independent director to be selected and appointed by the Company, and to participate in the formation of a strategic alternatives committee of the Board of Directors, in each case subject to certain terms and conditions contained in the Transaction Support Agreement. In addition, the Transaction Support Agreement provides that certain actions, including any insolvency proceeding or bankruptcy filing of the Company, must be authorized by the independent director appointed pursuant to the Transaction Support Agreement. The Transaction Support Agreement will, among other circumstances, terminate upon the earlier of: (a) mutual written consent of the Company and the Supporting Holders, (b) on the settlement date of the Offers or (c) on May 15, 2026, if the Refinancing Transactions have not yet been consummated.

The 2027 PIK Notes will mature on December 31, 2027, subject to a springing maturity condition. Pursuant to the springing maturity condition, if (i) on or before September 30, 2027 the Company and its subsidiaries have not entered into one or more binding agreements for asset sales or debt or equity financings that the Company reasonably determines would yield proceeds, once consummated, that would be sufficient to redeem all of the 2027 PIK Notes and any Existing First Lien Notes outstanding as of September 30, 2027, the remaining Existing First Lien Notes and the 2027 PIK Notes will mature on such date or (ii) an event of default with respect to a breach of the governance covenants set forth in the Transaction Support Agreement has occurred, the 2027 PIK Notes will mature on the date such event of default occurred.

The indenture governing the 2027 PIK Notes will include an equity conversion feature. Holders of at least a majority in aggregate principal amount of the 2027 PIK Notes then outstanding may elect to convert all outstanding 2027 PIK Notes into shares of our Class A common stock and Class B common stock on or after December 31, 2027 (or, if the springing maturity condition has occurred, the date on which the springing maturity condition occurs). If such election is made, the holders would receive shares representing, in the aggregate, up to 95% of the issued and outstanding Class A common Stock and Class B common Stock, on a fully diluted basis, subject to reduction based on the amount of cash payments made to holders in respect of principal of the 2027 PIK Notes prior to the conversion date. The equity FCC and compliance with applicable FCC foreign ownership rules.

Pursuant to the Transaction Support Agreement and the Refinancing Transactions, the Company expects to enter into an asset-based credit facility (the "ABL Credit Facility") pursuant to a credit agreement (the "ABL Credit Agreement") with a principal amount of up to $35.0 million. The ABL Credit Agreement is expected to permit the borrowers thereunder to request increases in the revolving commitments under the ABL Credit Facility from time to time, subject to a cap and customary conditions. Borrowings under the ABL Credit Facility are expected to bear interest, at the borrowers' option, at term SOFR or base rate, plus, in each case, an interest rate spread to be agreed. The ABL Credit Facility is expected to mature three years from the closing date thereof. The ABL Credit Facility is expected to be secured by a first-priority lien on accounts receivable and related assets of the Issuer and certain of its subsidiaries and a third-priority lien on certain other assets of the Issuer and certain of its subsidiaries. The obligations of the borrowers under the ABL Credit Agreement are expected to be guaranteed by the guarantors of the Existing Notes. The ABL Credit Agreement is expected to include, among other things, certain customary conditions precedent that must be satisfied prior to any borrowing, customary affirmative and negative covenants and customary events of default. The ABL Credit Agreement is expected to provide that, upon the occurrence and during the continuance of an event of default, the revolving commitments may be terminated, and all outstanding obligations under the ABL Credit Facility may be declared immediately due and payable. There are no assurances that the ABL Credit Agreement will be entered into on the terms set forth above or at all.

In addition to the Refinancing Transactions, we may provide for future liquidity needs through one or a combination of the following sources of liquidity:

- internally generated cash flow;

- additional borrowings or notes offerings, to the extent permitted under the agreements governing our existing indebtedness; and

- additional equity offerings.

Off-Balance Sheet Arrangements. We did not have any off-balance sheet arrangements as of December 31, 2025.

Cash Flows. The following summary table presents a comparison of our cash flows for the years ended December 31, 2024 and 2025 with respect to certain of our key measures affecting our liquidity. The changes set forth in the table are discussed in greater detail below. This section should be read in conjunction with the financial statements and notes to financial statements included in Item 8 of this report.

	Year ended December 31,	
	2024	**2025**
Net cash used in operating activities	$ (3,711,785)	$ (8,468,895)
Net cash provided by investing activities	4,322,076	5,637,489
Net cash used in financing activities	(13,571,492)	(1,004,531)
Net decrease in cash and cash equivalents	$ (12,961,201)	$ (3,835,937)

Net Cash Used In Operating Activities. Net cash used in operating activities was $8.5 million during the year ended December 31, 2025, as compared to net cash used in operating activities of $3.7 million during the year ended December 31, 2024. Significant factors affecting the $4.8 million increase in net cash used in operating activities included a $32.3 million decrease in cash receipts from revenue and a $1.0 million increase in income tax payments, partially offset by a $17.2 million decrease in cash paid for operating expenses, a $10.3 million decrease in interest payments, and a $2.2 million decrease in cash paid for corporate expenses.

Net Cash Provided By Investing Activities. Net cash provided by investing activities was $5.6 million during the year ended December 31, 2025, as compared to net cash provided by investing activities of $4.3 million during the year ended December 31, 2024. Net cash provided by investing activities during the year ended December 31, 2025 included proceeds of $10.5 million from a station disposition and a land disposition, partially offset by $4.8 million for capital expenditures. Net cash provided by investing activities for the year ended December 31, 2024 included proceeds of $6.0 million from the sale of an investment, and proceeds of $1.3 million from property and equipment dispositions, partially offset by $3.0 million for capital expenditures.

Net Cash Used In Financing Activities. Net cash used in financing activities was $1.0 million during the year ended December 31, 2025, as compared to net cash used in financing activities of $13.6 million during the year ended December 31, 2024. Net cash used in financing activities during the year ended December 31, 2025 included Existing Notes repurchases of $1.0 million. Net cash used in financing activities for the year ended December 31, 2024 included Existing Notes repurchases of $42.5 million and payment of debt issuance expenses of $1.7 million, partially offset by debt issuance of $30.0 million and common stock issuance of $0.7 million.

Related Party Transactions

Beasley Broadcasting Management, LLC

We lease our principal executive offices in Naples, FL from Beasley Broadcasting Management, LLC, which is held by a trust for the benefit of Caroline Beasley, Bruce G. Beasley, Brian E. Beasley, and other members of the Beasley family. The lease agreement expires on December 31, 2031. Rental expense was $0.2 million for the year ended December 31, 2025.

Beasley Family Properties, LLC

We lease office space for our stations in Fort Myers, FL from Beasley Family Properties, LLC, which is held by a trust for the benefit of Caroline Beasley, Bruce G. Beasley, Brian E. Beasley, and other members of the Beasley family. The lease agreement was terminated on February 6, 2026. For more information, see Note 22 to the consolidated financial statements. Rental expense was $0.2 million for the year ended December 31, 2025.

Beasley Family Towers, LLC

We lease office space for our stations in Fayetteville, NC from BFT. The lease agreement expires on August 31, 2030. Rental expense was $0.1 million for the year ended December 31, 2025.

GGB Augusta, LLC

We lease land for our stations in Augusta, GA from GGB Augusta, LLC, which is held by a trust for the benefit of Caroline Beasley, Bruce G. Beasley, Brian E. Beasley, and other members of the Beasley family. The lease agreement expires on October 31, 2028. Rental expense was approximately $41,000 for the year ended December 31, 2025.

GGB Las Vegas, LLC

We leased office space for our stations in Las Vegas, NV from GGB Las Vegas, LLC, which is controlled by members of the Beasley family. The lease agreement was terminated on June 30, 2025. Rental expense was $0.1 million for the year ended December 31, 2025.

Wintersrun Communications, LLC

We leased a tower for one station in Augusta, GA from Wintersrun. The lease agreement expired on October 15, 2025. Rental expense was approximately $24,000 for the year ended December 31, 2025.

Quu, Inc.

We currently hold an investment in Quu, Inc. ("Quu"), a company that provides us with access to an application for digital revenue. Payments to Quu for access to the application were $0.5 million for the year ended December 31, 2025.

Loan to Interactive Life, Inc.

In May 2022, we provided a $250,000 loan to Interactive Life, Inc. that accrues interest at 8.625% per annum until the loan's maturity in March 2026. Interactive Life, Inc. is controlled by Mr. Joseph Harb. We currently hold an investment in Quu, Inc., a company that is controlled by Mr. Harb. Repayment of the loan to Interactive Life, Inc. is guaranteed by Mr. Harb with 3,333,334 shares of Class A common stock of Quu, Inc.

Inflation

For the years ended December 31, 2024 and 2025, inflation has affected our performance in terms of higher costs for operating expenses; however, the exact impact cannot be reasonably determined.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Not required for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BEASLEY BROADCAST GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Beasley Broadcast Group, Inc.
Naples, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Beasley Broadcast Group, Inc. (the "Company") as of December 31, 2024 and 2025, the related consolidated statements of comprehensive loss, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes and consolidated financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a history of net losses and negative operating cash flows, expects to continue to incur additional losses in the near future and is currently in default on a portion of its debt that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex



Crowe LLP
Independent Member Crowe Global

judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

FCC Licenses Impairment Assessment – Radio Reporting Units

As disclosed in Note 5 to the financial statements, the Company's consolidated FCC licenses balance was $154.7 million as of December 31, 2025. The Company performed the annual quantitative impairment test for its FCC licenses in all markets during the fourth quarter of 2025 and recorded impairment losses of $224.8 million related to the FCC licenses in each of its reporting units during the year ended December 31, 2025. Management performs an annual impairment test during the fourth quarter of each year, or more frequently when it is determined that events and circumstances indicate that it is more likely than not that FCC licenses are impaired, which includes a qualitative assessment. FCC licenses are assessed for impairment at the market cluster level. Potential impairment is identified by comparing the fair value of a market's FCC licenses to its carrying value. Fair value is estimated by management using an income approach. Management's cash flow projections for its FCC licenses included significant judgments and assumptions relating to revenue growth rates, the market share at maturity, operating cash flow margins at maturity of an average station within a market based upon market size and station type, and the discount rate.

We considered auditing the impairment of FCC licenses to be a critical audit matter because it involved a high degree of subjectivity in evaluating management's estimates, judgments, and assumptions, as well as significant audit effort due to complexity in the aggregation and evaluation of significant amounts of data and the use of valuation specialists.

Our audit procedures related to impairment of FCC licenses included the following:

a. Evaluated management's judgments in their assessment of changes in market conditions or events, or other changes in circumstances that indicate an impairment of FCC licenses may be present.
b. Tested the reliability, appropriateness of aggregation, and relevance of underlying data used in the valuation model.
c. Evaluated the appropriateness of valuation model used and the application of certain assumptions in the valuation model, and recalculated the discounted cash flow schedules.
d. Performed sensitivity testing to identify the assumptions used by management that are significant.
e. Evaluated the significant assumptions used by management, including revenue growth rates, the market share at maturity and operating cash flow margins at maturity of an average station within a market based upon market size and station type, and the discount rate. This involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance in the market being evaluated, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.
f. Utilized valuation specialists to assist in evaluating certain assumptions applied in the valuation model, including discount rate, and recalculating the fair values determined.

/s/ Crowe LLP

We have served as the Company's auditor since 2006.

Los Angeles, California
April 8, 2026

BEASLEY BROADCAST GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,772,720	$ 9,936,783
Accounts receivable, less allowance for credit losses of $1,698,285 in 2024 and $2,396,893 in 2025	51,551,945	45,468,661
Prepaid expenses	3,139,678	3,359,764
Other current assets	825,794	1,695,702
Total current assets	69,290,137	60,460,910
Property and equipment, net	47,000,978	43,101,321
Operating lease right-of-use assets	33,233,714	26,463,869
FCC licenses	392,259,831	154,711,200
Other intangibles, net	2,082,098	1,412,901
Assets held for sale	—	7,423,633
Other assets	5,340,067	5,714,142
Total assets	$ 549,206,825	$ 299,287,976
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 21,037,797	$ 25,832,681
Operating lease liabilities	8,688,874	6,972,790
Other current liabilities	23,260,496	24,630,287
Current portion of long-term debt	—	2,795,000
Total current liabilities	52,987,167	60,230,758
Due to related parties	24,307	—
Long-term debt	247,117,717	235,287,353
Operating lease liabilities	31,402,424	25,635,355
Deferred tax liabilities	63,747,937	19,041,411
Liabilities held for sale	—	1,689,352
Other long-term liabilities	6,707,566	6,734,178
Total liabilities	401,987,118	348,618,407
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued	—	—
Class A Common Stock, $0.001 par value; 150,000,000 shares authorized; 1,152,366 issued and 957,876 outstanding in 2024; 1,172,194 issued and 972,143 outstanding in 2025	18,173	18,193
Class B Common Stock, $0.001 par value; 75,000,000 shares authorized; 833,137 issued and outstanding in 2024 and 2025	16,662	16,662
Additional paid-in capital	156,595,835	156,797,847
Treasury stock, Class A Common Stock; 194,490 shares in 2024; 200,051 shares in 2025	(29,337,880)	(29,367,411)
Retained earnings (accumulated deficit)	19,155,668	(177,394,073)
Accumulated other comprehensive income	771,249	598,351
Total stockholders' equity (deficit)	147,219,707	(49,330,431)
Total liabilities and stockholders' equity (deficit)	$ 549,206,825	$ 299,287,976

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31, 2024		Year Ended December 31, 2025	
Net revenue	$	240,291,611	$	205,939,627
Operating expenses:				
Operating expenses (including stock-based compensation of $52,145 in 2024 and $31,415 in 2025 and excluding depreciation and amortization shown separately below)		201,768,757		186,615,256
Corporate expenses (including stock-based compensation of $841,147 in 2024 and $171,387 in 2025)		17,272,696		14,364,287
Depreciation and amortization		7,236,060		6,331,852
FCC licenses impairment losses		—		224,815,149
Goodwill impairment losses		922,000		—
Other operating expenses		—		3,487,147
Total operating expenses		227,199,513		435,613,691
Operating income (loss)		13,092,098		(229,674,064)
Non-operating income (expense):				
Interest expense		(21,233,027)		(13,233,800)
Debt issuance expenses		(5,982,414)		—
Gain on sale of investment		6,026,776		—
Gain on repurchases of long-term debt		—		525,000
Other income, net		799,558		1,160,535
Loss before income taxes		(7,297,009)		(241,222,329)
Income tax benefit		(1,344,961)		(44,655,757)
Loss before equity in earnings of unconsolidated affiliates		(5,952,048)		(196,566,572)
Equity in earnings of unconsolidated affiliates, net of tax		64,790		16,831
Net loss		(5,887,258)		(196,549,741)
Other comprehensive gain (loss):				
Unrecognized actuarial gain (loss) on postretirement plan (net of income tax expense of $142,846 in 2024 and income tax benefit of $57,303 in 2025)		424,765		(172,898)
Comprehensive loss	$	(5,462,493)	$	(196,722,639)
Net loss per Class A and B common share:				
Basic and diluted	$	(3.73)	$	(109.27)
Weighted average shares outstanding:				
Basic and diluted		1,579,744		1,798,760

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

| | Common Stock | | | | Additional Paid-In Capital | Treasury Stock | | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income | Total Stockholders' Equity (Deficit) |
| | Class A | | Class B | | | | | | | |
	Shares	Amount	Shares	Amount		Shares	Amount			
Balances as of January 1, 2024	869,569	$ 17,389	833,137	$ 16,662	$ 152,794,353	(186,872)	$ (29,239,179)	$ 25,042,926	$ 346,484	$ 148,978,635
Issuance of common stock	236,247	236	—	—	2,907,968	—	—	—	—	2,908,204
Stock-based compensation	46,550	548	—	—	892,744	—	—	—	—	893,292
Adjustment from related party acquisition	—	—	—	—	770	—	—	—	—	770
Purchase of treasury stock	—	—	—	—	—	(7,618)	(98,701)	—	—	(98,701)
Net loss	—	—	—	—	—	—	—	(5,887,258)	—	(5,887,258)
Other comprehensive gain	—	—	—	—	—	—	—	—	424,765	424,765
Balances as of December 31, 2024	1,152,366	18,173	833,137	16,662	156,595,835	(194,490)	(29,337,880)	19,155,668	771,249	147,219,707
Stock-based compensation	19,828	20	—	—	202,782	—	—	—	—	202,802
Adjustment from related party acquisition	—	—	—	—	(770)	—	—	—	—	(770)
Purchase of treasury stock	—	—	—	—	—	(5,561)	(29,531)	—	—	(29,531)
Net loss	—	—	—	—	—	—	—	(196,549,741)	—	(196,549,741)
Other comprehensive loss	—	—	—	—	—	—	—	—	(172,898)	(172,898)
Balances as of December 31, 2025	1,172,194	$ 18,193	833,137	$ 16,662	$ 156,797,847	(200,051)	$ (29,367,411)	$ (177,394,073)	$ 598,351	$ (49,330,431)

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2024	Year Ended December 31, 2025
Cash flows from operating activities:		
Net loss	$ (5,887,258)	$ (196,549,741)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	893,292	202,802
Provision for credit losses	899,669	2,709,123
Depreciation and amortization	7,236,060	6,331,852
FCC licenses impairment losses	—	224,815,149
FCC licenses termination losses	630,086	356,162
Goodwill impairment losses	922,000	—
Gain on dispositions	(799,377)	(2,116,709)
Gain on sale of investment	(6,026,776)	—
Amortization of premium and debt issuance costs	(704,298)	(7,535,364)
Gain on repurchases of long-term debt	—	(525,000)
Deferred income taxes	(8,464,890)	(44,655,757)
Equity in earnings of unconsolidated affiliates	(64,790)	(16,831)
Change in operating assets and liabilities:		
Accounts receivable	972,582	3,374,161
Prepaid expenses	1,198,825	(220,086)
Other assets	361,407	(1,424,775)
Accounts payable	6,738,749	4,794,884
Other liabilities	(2,530,716)	1,023,045
Other operating activities	913,650	968,190
Net cash used in operating activities	(3,711,785)	(8,468,895)
Cash flows from investing activities:		
Capital expenditures	(3,013,668)	(4,835,724)
Proceeds from dispositions	1,308,968	10,473,213
Proceeds from sale of investment	6,026,776	—
Net cash provided by investing activities	4,322,076	5,637,489
Cash flows from financing activities:		
Issuance of debt, net of issuance costs	29,999,000	—
Repurchases of long-term debt	(42,500,000)	(975,000)
Payment of debt issuance expenses	(1,671,791)	—
Issuance of common stock	700,000	—
Purchase of treasury stock	(98,701)	(29,531)
Net cash used in financing activities	(13,571,492)	(1,004,531)
Net decrease in cash and cash equivalents	(12,961,201)	(3,835,937)
Cash and cash equivalents at beginning of period	26,733,921	13,772,720
Cash and cash equivalents at end of period	$ 13,772,720	$ 9,936,783
Cash paid for interest	$ 27,246,716	$ 16,955,280
Cash paid for income taxes	$ 2,911,875	$ 3,870,086

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Nature of Business

Beasley Broadcast Group, Inc. (the “Company” or “BBGI”) is a multi-platform media company, operating two reportable business segments, whose primary business is operating radio stations throughout the United States. The Company offers local and national advertisers integrated marketing solutions across audio, digital and event platforms. The Company owns and operates stations in the following markets: Augusta, GA, Boston, MA, Charlotte, NC, Detroit, MI, Fayetteville, NC, Fort Myers-Naples, FL, Las Vegas, NV, Middlesex, NJ, Monmouth, NJ, Morristown, NJ, Philadelphia, PA, and Tampa-Saint Petersburg, FL.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries, including OutlawsXP, Inc. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Such estimates include: (i) the amount of allowance for credit losses; (ii) future cash flows used for testing recoverability of property and equipment; (iii) fair values used for testing Federal Communications Commission ("FCC") licenses and other intangibles for impairment; (iv) estimates used to determine the incremental borrowing rate to record operating lease liabilities and right-of-use assets (v) the realization of deferred tax assets; and (vi) actuarial assumptions related to the Supplemental Employee Retirement Plan ("SERP"). Actual results and outcomes may differ from management’s estimates and assumptions.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of uncollected amounts due from advertisers for the sale of advertising airtime. The amounts are net of advertising agency commissions and an allowance for credit losses. The allowance for credit losses reflects management’s estimate of expected losses in accounts receivable from local advertisers and national agencies. Management determines the allowance based on historical information, relative improvements or deteriorations in the age of the accounts receivable and changes in current economic conditions and reasonable and supportable forecasts of future economic conditions. Interest is not accrued on accounts receivable.

The changes in allowance for credit losses on accounts receivable are as follows:

	Year Ended December 31,	
	2024	**2025**
Beginning balance	$ 1,752,058	$ 1,698,285
Provision for credit losses	899,669	2,709,123
Deductions	(953,442)	(2,010,515)
Ending balance	$ 1,698,285	$ 2,396,893

Property and Equipment

Property and equipment is recorded at fair value in a business combination or otherwise at cost and depreciated using the straight-line method over the estimated useful life of the asset. If an event or change in circumstances were to indicate that the carrying amount

 of property and equipment is not recoverable, the carrying amount will be reduced to the estimated fair value. Repairs and maintenance are charged to expense as incurred.

FCC Licenses

FCC licenses, including translator licenses, are generally granted for renewable terms of eight years. Renewal costs are generally minor and expensed as incurred. Licenses are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the Company's licenses might be impaired. The Company assesses qualitative factors to determine whether it is more likely than not that its licenses are impaired. If the Company determines it is more likely than not that its licenses are impaired, then the Company is required to perform the quantitative impairment test. The quantitative impairment test compares the fair value of the Company's licenses with their carrying amounts. If the carrying amounts of the licenses exceed their fair value, an impairment loss is recognized in an amount equal to that excess. For the purpose of testing its licenses for impairment, the Company combines its licenses into reporting units based on its market clusters. See Note 5 for changes in the carrying amount of FCC licenses for the years ended December 31, 2024 and 2025. The weighted-average period before the next renewal of the Company's FCC licenses is 3.1 years.

Other Intangibles

Other intangibles include advertiser relationships with finite lives that are amortized over their respective estimated useful lives. If an event or change in circumstances were to indicate that the carrying amount of any other intangibles is not recoverable, the carrying amount will be reduced to the estimated fair value. Other intangibles also includes brands with indefinite lives that are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the Company's brands might be impaired. For the purpose of testing its other intangibles for impairment, the Company has identified its market clusters and digital as its reporting units. See Note 6 for changes in the carrying amount of other intangibles for the years ended December 31, 2024 and 2025.

Investments

Other assets include an investment in Quu, Inc. ("Quu"). The Company is considered to have the ability to exercise significant influence over the operating and financial policies of Quu. Therefore, the investment in Quu is accounted for using the equity method. The Company will recognize its share of the earnings of Quu in the periods for which it is reported. Any loss in value of the investment that is other than a temporary decline will be recognized. Other assets also include a noncontrolling interest in AUDIOis, which does not have a readily determinable fair value, and therefore, is recorded at cost less impairment. The Company evaluates the investments on a quarterly basis to identify impairment. When the evaluation indicates that an impairment exists, the Company will estimate the fair value of the investment and recognize an impairment loss equal to the difference between the fair value and the carrying amount of the investment. The carrying amount of the investment in QUU was $1.9 million as of both December 31, 2024 and 2025.

Debt Issuance Costs and Debt Premiums or Discount

Debt issuance costs and debt premiums or discounts are capitalized and amortized over the life of the related debt as interest expense on a straight-line basis, which approximates the effective interest method. Unamortized debt issuance costs and debt premiums or discounts are reported as a direct deduction from or increase to the carrying amount of the related debt.

Leases

The Company determines whether a contract is or contains a lease at inception. The term for each lease agreement begins on the commencement date and includes the noncancelable period specified in the agreement together with: (1) the periods covered by options to extend the lease if the Company is reasonably certain to exercise that option, (2) the periods covered by an option to terminate if the Company is reasonably certain not to exercise that option and (3) the period covered by an option to extend (or not terminate) if controlled by the lessor. The lease liabilities and the related right-of use assets are calculated based on the present value of the lease payments using (1) the rate implicit in the lease or (2) the lessee's incremental borrowing rate ("IBR"). IBR is defined as the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Supplemental Employee Retirement Plan

The costs and liabilities of the SERP are determined using actuarial valuations. An actuarial valuation involves making various assumptions that include the discount rate and mortality rates. The discount rate is based on matching the cash flows of the SERP to the FTSE Pension Discount Curve. The mortality assumptions are based on the mortality tables and mortality improvement scales that are selected based on the most recent study of the Society of Actuaries. The SERP is frozen so future employment does not change the benefit amounts. Actual results will differ from results which are estimated based on assumptions.

Treasury Stock

Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

Stock-Based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized in earnings over the period during which an employee is required to provide service. No compensation cost is recognized for equity instruments for which employees do not render the requisite services.

Income Taxes

The Company recorded income taxes under the liability method. Deferred tax assets and liabilities are recognized for all temporary differences between tax and financial reporting bases of the Company's assets and liabilities using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Tax benefits from an uncertain tax position are only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Interest and penalties related to unrecognized tax benefits are recorded as incurred as a component of income tax expense.

Comprehensive Loss

Comprehensive loss consists of net loss and other gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net loss, including unrecognized net actuarial gains and losses related to the SERP.

Loss per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders of the Company by the weighted average number of common shares outstanding for the period. Common shares outstanding include shares of both Class A and Class B Common Stock, which have equal rights and privileges except with respect to voting. Diluted net loss per share reflects the potential dilution that could occur if restricted stock units or other contracts to issue common stock were exercised or converted into common stock and were not anti-dilutive. When reporting a net loss, the effect of restrictive stock units is excluded under the treasury stock method as the addition of shares would be anti-dilutive.

Concentrations of Risk

Certain cash deposits with financial institutions may, at times, exceed FDIC insurance limits.

The stations located in Boston, MA, Detroit, MI, and Philadelphia, PA collectively contributed 58% of the Company's net revenue in 2025. The stations located in Boston, MA, Detroit, MI, and Philadelphia, PA collectively contributed 58% of the Company's net revenue in 2024.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs used to measure fair value into three broad levels. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, as of the reporting date.

Level 3 – Unobservable inputs for the asset or liability that reflect management's own assumptions about the assumptions that market participants would use in pricing the asset or liability as of the reporting date.

Sports Programming Costs

Sports programming rights for a specified season are amortized on a straight-line basis over the season. Other payments are expensed when the additional contract elements, such as post-season games, are broadcast.

Segments

The Company currently operates two operating and reportable segments (Audio and Digital). The identification of segments is consistent with how the segments report to and are managed by the Company's Chief Executive Officer (the Company's Chief Operating Decision Maker). Operating results are reported to the Chief Operating Decision Maker on a statement of operations, which includes net revenue, operating expenses, impairment losses, gains and losses on dispositions and depreciation and amortization. Corporate expenses include general and administrative expenses and certain other income and expense items not allocated to the operating segments.

Going Concern

In accordance with ASC Topic 205-40, the Company's management evaluates whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for at least one year from the date of issuance of the financial statements included in this annual report. This evaluation includes considerations related to the Company's forecasted liquidity and cash consumption requirements.

TThe Company has a history of net losses and negative operating cash flows and expects to continue to incur additional losses in the near future. Additionally, the Company has defaulted on its Existing Second Lien Notes (as defined in Note 22 below), see Note 22 for additional information. Although the Company continues to pursue a strategy to realize improved operations, including anticipated improvements from the Refinancing Transactions (as defined in Note 22 below) and related cost reductions, the timing of these realizations cannot be guaranteed to ensure liquidity is available when needed to meet the Company's obligations. As a result of these considerations, the Company's liquidity may be insufficient to meet its obligations for at least one year from the date of issuance of the financial statements included in this annual report, and management has concluded there is substantial doubt about the Company's ability to continue as a going concern.

Management believes that the successful completion of the Refinancing Transactions contemplated by the Transaction Support Agreement (as defined in Note 22 below), including the Exchange Offer and Tender Offer (each as defined in Note 22 below), would significantly improve the Company's liquidity position and capital structure. As of the date of this filing, approximately 97% of the aggregate principal amount of the Existing Second Lien Notes have validly tendered in the Exchange Offer and provided consents to the proposed amendments to the Existing Second Lien Notes Indenture (as defined in Note 22 below). Upon closing, the Company would incur transaction-related cash payments, receive funding associated with the ABL Credit Facility, and replace the existing second lien cash interest obligations with the new financing structure. As a result, the liquidity benefit associated with the new ABL Credit Facility would be realized upon closing, and the reduction in required cash interest payments would begin upon closing and continue through the forecast period. However, there can be no assurances of the Company's ability to realize these plans or successfully complete the Refinancing Transactions.

Recent Accounting Pronouncements

In December 2025, the Financial Accounting Standards Board ("FASB") issued several updates to the codification. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, and early adoption is permitted. The Company is currently in the process of reviewing the new guidance.

In December 2025, the FASB issued amendments intended to improve the guidance in Topic 270, Interim Reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. The amendments are effective for the annual reporting periods after December 15, 2027, and interim periods within those fiscal year reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently in the process of reviewing the new guidance.

In July 2025, the FASB issued guidance that provides the option to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. These amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company does not expect the new guidance to have a significant impact on the financial statements.

In November 2024, the FASB issued guidance that requires entities to disclose, in the notes to financial statements, specified information about certain costs and expenses including the amounts of (a) purchases of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion, and amortization recognized as part of oil- and gas producing activities (or other amounts of depletion expense) included in each relevant expense caption, as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. Additionally, entities will need to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently in the process of reviewing the new guidance.

In December 2023, the FASB issued guidance which requires additional disclosures primarily related to the Company's income tax rate reconciliation and income taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the new guidance prospectively for the annual reporting period ending December 31, 2025 and the new guidance did not have a significant impact on the financial statements.

(3) Dispositions

On August 11, 2025, the Company entered into an agreement to sell substantially all of the assets used in the operations of WRXK-FM and WXKB-FM in Fort Myers, FL to a third party for $9.0 million in cash. On August 11, 2025, the Company also entered into an agreement to sell substantially all of the assets used in the operations of WBCN-AM, WJPT-FM and WWCN-FM in Fort Myers, FL to another third party for $9.0 million in cash. A summary of net assets held for sale as of December 31, 2025 is as follows:

Property and equipment, net	$	1,017,749
Operating lease right-of-use assets		1,214,184
FCC licenses		5,191,700
		7,423,633
Operating lease liabilities		(1,689,352)
	$	5,734,281

On September 29, 2025, the Company completed the sale of substantially all of the assets used in the operations of WPBB-FM in Tampa, FL to a third party for $8.0 million in cash. The Company recorded a gain on disposition of $0.4 million during the third quarter of 2025.

(4) Property and Equipment

Property and equipment is comprised of the following:

	December 31,		Estimated useful lives (years)
	2024	2025	
Land	$ 13,110,390	$ 12,074,390	—
Buildings and improvements	37,353,496	34,577,369	15-30
Broadcast equipment	36,077,763	33,560,557	5-15
Transportation equipment	1,996,366	2,142,391	5
Office equipment	10,067,711	11,287,765	5-10
Construction in progress	995,744	2,615,848	—
	99,601,470	96,258,320	
Less accumulated depreciation and amortization	(52,600,492)	(53,156,999)	
	$ 47,000,978	$ 43,101,321	

On January 27, 2025, the Company completed a sale of land in Belmar, NJ to a third party for $2.8 million in cash. The Company recorded a gain on disposition of $1.7 million during the first quarter of 2025.

On October 28, 2024, the Company completed the sale of a building in Belmar, NJ to a third party for $1.2 million in cash. The Company recorded a gain on disposition of $0.8 million during the fourth quarter of 2024.

The Company recorded depreciation expense of $7.0 million and $6.1 million for the years ended December 31, 2024 and 2025, respectively.

(5) FCC Licenses

Changes in the carrying amount of FCC licenses for the years ended December 31, 2024 and 2025 are as follows:

Balance as of January 1, 2024	$ 393,006,900
License terminations	(747,069)
Balance as of December 31, 2024	392,259,831
Dispositions (see Note 3)	(7,185,620)
Assets held for sale reclassification (see Note 3)	(5,191,700)
License terminations	(356,162)
Impairment losses	(224,815,149)
Balance as of December 31, 2025	$ 154,711,200

FCC licenses are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the FCC licenses might be impaired. The Company assesses qualitative factors to determine whether it is more likely than not that its FCC licenses are impaired. If the Company determines it is more likely than not that its FCC licenses are impaired, then the Company is required to perform the quantitative impairment test. The quantitative impairment test compares the fair value of the FCC licenses with the carrying amounts of such licenses. If the carrying amounts of the FCC licenses exceed the fair value, an impairment loss is recognized in an amount equal to that excess. For the purpose of testing FCC licenses for impairment, the Company combines its licenses into reporting units based on its market clusters. The FCC license valuations are Level 3 non-recurring fair value measurements.

The fair values of the FCC licenses were estimated using an income approach. The income approach is based upon discounted cash flow analyses for the next ten years incorporating variables such as projected audio market revenues, projected growth rate for audio market revenues, projected audio market revenue shares, projected audio station operating cash flow margins, and a discount rate appropriate for the audio industry.

The Company performed the annual quantitative impairment test for its FCC licenses in all markets during the fourth quarter of 2025. As a result of the annual quantitative impairment test, the Company recorded impairment losses of $224.8 million related to the FCC licenses in each of its reporting units. The impairment losses were primarily due to a decrease in the projected revenues in each market cluster, a decrease in operating cash flow margins in each market cluster, and an increase in the discount rate used in the discounted cash flow analyses to estimate the fair value of the FCC licenses.

There were a number of factors that contributed to these changes and the recognition of impairment in the fourth quarter of 2025 as compared to prior periods: 1) the full impact of the general economic uncertainty created by tariffs, inconsistent government economic data, and a degree of global economic upheaval resulting from the change in administrations became apparent by the fourth quarter of 2025. These factors, tariffs in particular, had a negative effect on advertiser spending, which impacted both revenues and cash flow for broadcasters; 2) the decline in core advertising, excluding political, was more significant than anticipated in 2025 while at the same time, the growth in digital advertising was less than anticipated; and 3) the financial outlook for the Company took an adverse turn in the fourth quarter of 2025, as significant concerns around the future liquidity of the Company arose. This translated into increased risk around the Company's FCC licenses.

The key assumptions used in the discounted cash flow analyses are as follows:

Revenue growth rates	(9.0)% - 3.5%
Market revenue shares at maturity	15.2% - 45.8%
Operating cash flow margins at maturity	12.0% - 23.3%
Discount rate	12.0%

On September 29, 2025, the 12-month silent period for WGUS-FM in Augusta, GA expired, and the FCC license was terminated. The termination resulted in a loss of $0.4 million.

The Company performed the annual quantitative impairment test for its FCC licenses in all markets during the fourth quarter of 2024 and did not record any impairment losses related to the FCC licenses in each of its reporting units. The fair values of the FCC licenses were estimated using an income approach. The key assumptions used in the discounted cash flow analyses are as follows:

Revenue growth rates	(10.7)% - 6.1%
Market revenue shares at maturity	0.4% - 45.4%
Operating cash flow margins at maturity	19.7% - 28.6%
Discount rate	9.0%

On December 25, 2024, the 12-month silent period for WAEC-AM in Atlanta, GA expired, and the FCC license was terminated. The termination resulted in a loss of $0.3 million. On December 20, 2024, the 12-month silent period for WCHZ-FM in Augusta, GA expired, and the FCC license was terminated. The termination resulted in a loss of $0.3 million.

(6) Other Intangibles

Other intangibles as of December 31, 2025 are comprised of the following:

	Asset	Accumulated amortization	Net asset	Amortization period (years)
Advertiser relationships	$ 1,464,000	$ (987,099)	$ 476,901	11
Brands with indefinite lives	936,000	—	936,000	
	$ 2,400,000	$ (987,099)	$ 1,412,901	

Other intangibles as of December 31, 2024 are comprised of the following:

	Asset	Accumulated amortization	Net asset	Amortization period (years)
Advertiser relationships	$ 2,029,000	$ (1,091,389)	$ 937,611	6-11
Brands with indefinite lives	1,115,663	—	1,115,663	
Other intangibles with indefinite lives	28,824	—	28,824	
	$ 3,173,487	$ (1,091,389)	$ 2,082,098	

If an event or change in circumstances were to indicate that the carrying amount of any other intangibles is not recoverable, the carrying amount will be reduced to the estimated fair value. For the purpose of testing its other intangibles for impairment, the Company has identified its market clusters and digital as its reporting units.

The Company recorded amortization expense of $0.3 million and $0.2 million for the years ended December 31, 2024 and 2025, respectively. Estimated future amortization expense related to intangible assets subject to amortization for the next four years is as follows:

2026	$	133,092
2027		133,092
2028		133,092
2029		77,625
Total	$	476,901

(7) Proceeds from BMI Sale

On March 8, 2024, the Company received $6.0 million related to the sale of an investment in Broadcast Music, Inc. ("BMI") and recorded a gain of $6.0 million. The gain on sale of investment is reported in the accompanying consolidated statement of net loss for the year ended December 31, 2024. After the sale, the Company no longer holds an investment in BMI.

(8) Other Current Liabilities

Other current liabilities are comprised of the following:

	December 31,			
		2024		2025
Accrued interest	$	4,791,442	$	8,605,326
Accrued payroll expenses		4,119,979		4,954,758
Deferred revenue		3,794,481		3,451,922
Accrued music fees		—		2,693,196
Accrued digital expenses		1,802,318		1,515,279
Accrued income taxes		3,587,059		18,060
Other accrued expenses		5,165,217		3,391,746
	$	23,260,496	$	24,630,287

(9) Long-Term Debt

Long-term debt is comprised of the following:

	December 31, 2024		December 31, 2025	
Current portion of long-term debt:				
8.625% secured notes due February 1, 2026	$	—	$	2,795,000
Long-term debt:				
8.625% secured notes due February 1, 2026		4,295,000		—
11.000% senior secured first lien notes due August 1, 2028		30,899,000		30,899,000
9.200% senior secured second lien notes due August 1, 2028		184,922,000		184,922,000
Unamortized premium		27,001,717		19,466,353
	$	247,117,717	$	235,287,353

On February 2, 2021, the Company issued $300.0 million aggregate principal amount of 8.625% senior secured notes due on February 1, 2026 (the "Prior Notes") under an indenture dated February 2, 2021 (the "Prior Notes Indenture"). Interest on the Prior Notes accrued at the rate of 8.625% per annum and was payable semiannually in arrears on February 1 and August 1 of each year. The Prior Notes were redeemed in full on January 31, 2026..

On October 8, 2024 (the "Settlement Date"), Beasley Mezzanine Holdings, LLC (the "Issuer"), a wholly owned subsidiary of the Company, and certain other of the Company's subsidiaries, completed: (i) the exchange (the "Prior Exchange Offer") of $194.7 million aggregate principal amount of the Prior Notes (representing 72.9% of the aggregate principal amount outstanding of the Prior Notes) for (a) $184.9 million aggregate principal amount of the Issuer's newly issued 9.200% Senior Secured Second Lien Notes due August 1, 2028 (the "Existing Second Lien Notes") at an exchange ratio of 95.0% of the aggregate principal amount of the Prior Notes tendered for exchange, (b) 179,383 shares of Class A Common Stock of the Company, based upon pro rata ownership of the Existing Second Lien Notes issued by the Issuer, and (c) certain cash payments aggregating approximately $1.7 million; (ii) the purchase of $68.0 million aggregate principal amount of the Prior Notes at a purchase price of 62.5% plus accrued and unpaid interest (such offer, the "Tender Offer"); and (iii) the issuance by the Issuer of $30.9 million aggregate principal amount of 11.000% Senior Secured First Lien notes due August 1, 2028 (the "Existing First Lien Notes," and such offering, the "First Lien Notes Offer") to holders of Prior Notes or their designees who participated in the Prior Exchange Offer, including to certain backstop commitment parties who committed to purchase the Existing First Lien Notes not otherwise subscribed for. The Company used the proceeds from the First Lien Notes Offer of $30.0 million to fund, in part, the purchase of Prior Notes tendered in the tender offer. Interest on the 11.000% Senior Secured First Lien notes and the 9.200% Senior Secured Second Lien notes is payable semiannually in arrears on February 1 and August 1 of each year.

On the Settlement Date, the Issuer entered into (i) a new indenture (the "First Lien Notes Indenture") governing its Existing First Lien Notes, which are fully and unconditionally secured by substantially all of the assets, other than certain excluded property, of the Issuer and the guarantors (the "Collateral") on a senior secured first-priority lien basis, subject to certain exceptions, limitations and permitted liens and (ii) a new indenture (the "Second Lien Notes Indenture") governing its Existing Second Lien Notes, which are fully and unconditionally secured by liens on the Collateral on a senior secured second-priority lien basis, subject to certain exceptions, limitations and permitted liens, in each case with the guarantors thereto and Wilmington Trust, National Association, as trustee and collateral agent, with respect to both the Second Lien Notes Indenture and First Lien Notes Indenture. On the Settlement Date, the Issuer also entered into a Supplemental Indenture with Wilmington Trust, National Association, as trustee and collateral agent, supplementing the Prior Notes Indenture. The First Lien Notes Indenture and the Second Lien Notes Indenture contain restrictive covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, guarantee indebtedness or issue disqualified stock or, in the case of such subsidiaries, preferred stock; pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments; make certain investments or acquisitions; sell, transfer or otherwise convey certain assets; create liens; enter into agreements restricting certain subsidiaries' ability to pay dividends or make other intercompany transfers; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; prepay certain kinds of indebtedness; and issue or sell stock of its subsidiaries.

As the aggregate undiscounted future principal and interest payments under the Existing Second Lien Notes and Existing First Lien Notes were greater than the net carrying amount of the Prior Notes at the time of the debt restructuring, the carrying amount of the debt was not adjusted, and a new effective interest rate was calculated as the discount rate that equates the present value of the future cash payments specified by the new terms with the carrying amount of the debt. The carrying amount of the debt was reduced by the fair value of the shares of our Class A Common Stock issued to holders of the Prior Notes who participated in the Prior Exchange Offer of $2.2 million. The Company capitalized $2.6 million in fees paid to the lenders in connection with the debt restructuring, consisting of certain cash payments made to holders of Prior Notes who participated in the Prior Exchange Offer and a 3.0% participation premium paid to the holders of Prior Notes who participated in the First Lien Notes Offer. The Company incurred $6.0 million in debt restructuring costs, primarily consisting of legal fees, financial advisory services, and other professional expenses directly related to the debt restructuring, which were expensed.

In the second quarter of 2025, the Company repurchased $1.5 million principal amount of the Prior Notes for a price equal to 65% of the principal amount and recorded a gain of $0.5 million as a result of the repurchase.

On November 12, 2025, the Issuer entered into supplemental indentures to the First Lien Notes Indenture and the Second Lien Notes Indenture to, among other things, permit the company to use the net proceeds from the September 2025 sale of substantially all of the assets used in the operations of WPBB-FM in Tampa, FL to a third party for $8.0 million in cash for working capital purposes rather than being required to use such net proceeds to repay the First Lien Notes.

(10) Leases

The Company leases office space, towers and office equipment. Discount rates are based on the Company's incremental borrowing rate due to the rate implicit in the leases being not readily determinable. The Company used the current borrowing rate on its credit facility, adjusted for the effects of collateralization, to determine the various rates it would pay to finance similar transactions over similar time periods.

The following table summarizes lease information:

| | Year ended December 31, | |
	2024	2025
Lease cost		
Operating lease cost	$ 11,452,668	$ 11,250,941
Short-term lease cost	20,760	—
Total lease cost	$ 11,473,428	$ 11,250,941
Other information		
Operating cash flows from operating leases	$ 12,015,198	$ 12,027,376
Right-of-use assets obtained in exchange for new operating lease liabilities	6,685,102	3,982,997

	December 31, 2025
Weighted-average remaining lease term – operating leases	6.3
Weighted-average discount rate – operating leases	9.3%

As of December 31, 2025, future minimum payments for operating leases for the next five years and thereafter are summarized as follows:

2026	$ 11,736,001
2027	10,129,167
2028	8,640,392
2029	7,329,624
2030	5,205,295
Thereafter	15,044,028
Total lease payments	58,084,507
Less imputed interest	(25,476,362)
Present value of operating lease liabilities	32,608,145
Operating lease liabilities - current	(6,972,790)
Operating lease liabilities - long-term	$ 25,635,355

(11) Employee Benefit Plans

Defined Contribution Plan

The Company has a defined contribution plan that conforms to Section 401(k) of the Internal Revenue Code. Under this plan, employees may contribute a minimum of 1% of their compensation (no maximum) to the Plan. However, the Internal Revenue Code limited contributions to $23,000 and $23,500 (or $30,500 and $31,000 if aged 50 years or older) in 2024 and 2025, respectively. No employer matching contributions were made to the defined contribution plan in 2024 and 2025.

Supplemental Employee Retirement Plan

The benefit obligations related to the frozen SERP of $7.3 million are reported in other long-term liabilities, of which $0.6 million was reclassified to other current liabilities, in the consolidated balance sheets as of December 31, 2024 and 2025. The Company contributed $0.5 million to the SERP in both 2024 and 2025.

The SERP is summarized as follows:

	Year ended December 31,	
	2024	**2025**
Change in Projected Benefit Obligation		
Benefit obligation at beginning of year	$ 8,006,835	$ 7,311,259
Interest cost	355,194	375,780
Actuarial (gain) loss	(567,611)	168,352
Benefits paid	(483,159)	(506,208)
Benefit obligation at end of year	$ 7,311,259	$ 7,349,183
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	483,159	506,208
Benefits paid	(483,159)	(506,208)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$ (7,311,259)	$ (7,349,183)
Unrecognized net actuarial loss	(1,031,774)	(801,573)
Cumulative employer contributions in excess of the net periodic pension cost	$ (8,343,033)	$ (8,150,756)
Amounts Recognized in the Statement of Financial Position		
Current liabilities	$ (603,693)	$ (615,005)
Noncurrent liabilities	(6,707,566)	(6,734,178)
Net amount recognized	$ (7,311,259)	$ (7,349,183)
Amounts Recognized in Accumulated Other Comprehensive Income		
Net actuarial (gain) loss	$ (1,031,774)	$ (801,573)
Total (before tax effects)	$ (1,031,774)	$ (801,573)
Information for Pension Plans about Benefit Obligation and Plan Assets		
Projected benefit obligation	$ 7,311,259	$ 7,349,183
Accumulated benefit obligation	$ 7,311,259	$ 7,349,183
Weighted-Average Assumptions for Disclosure		
Discount rate	5.35%	5.10%
Mortality table	Pri-2012 WC	Pri-2012 WC
Mortality improvement scale	MP-2021	MP-2021
Net Periodic Benefit Cost		
Interest cost	$ 355,194	$ 375,780
Recognized net actuarial (gain) loss	—	(61,849)
Net periodic benefit cost	$ 355,194	$ 313,931
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income		
Net actuarial (gain) loss	$ (567,611)	$ 168,352
Recognized net actuarial (gain) loss	—	61,849
Total recognized in other comprehensive income (before tax effects)	$ (567,611)	$ 230,201
Total recognized in net cost and other comprehensive income (before tax effects)	$ (212,417)	$ 544,132

Amounts Expected to be Recognized in Net Periodic Cost in the Coming Year

(Gain) loss recognition	$	(65,932)	$ (16,581)
Prior service cost recognition	$	—	$ —
Net initial obligation (asset) recognition	$	—	$ —

Weighted-average assumptions used to determine Net Periodic Benefit Cost

Discount rate	4.70%	5.35%
Corridor	10.00%	10.00%
Average future working lifetime	5.06	4.52
Mortality table	Pri-2012 WC	Pri-2012 WC
Mortality improvement scale	MP-2021	MP-2021

Estimated Future Benefit Payments

2026	$	615,005
2027	$	608,931
2028	$	610,848
2029	$	609,282
2030	$	607,898
2031-2035	$	2,847,701

Contributions

Estimated contributions for 2026	$	615,005

(12) Stockholders' Equity

The Company has two classes of common stock: Class A common stock and Class B common stock. In the election of directors, the holders of Class A common stock are entitled by class vote, exclusive of other stockholders, to elect two of the Company's directors, with each Class A share being entitled to one vote. In the election of the other four directors and all other matters submitted to the stockholders for a vote, the holders of Class A shares and Class B shares shall vote as a single class, with each Class A share being entitled to one vote and each Class B share entitled to ten votes.

From time to time, the Company repurchases sufficient shares of its common stock to fund withholding taxes in connection with the vesting of restricted stock units. The Company paid $29,531 to repurchase 5,561 shares in 2025.

The board of directors has suspended future quarterly dividend payments until it is determined that resumption of dividend payments is in the best interest of the Company's stockholders. In addition, the Indenture governing the Notes limits the ability of the Company to pay dividends.

(13) Revenue

Revenue is comprised of the following:

	Year ended December 31,	
	2024	**2025**
Audio	$ 193,561,279	$ 156,467,315
Digital	46,730,332	49,472,312
	$ 240,291,611	$ 205,939,627

The Company recognizes revenue when it satisfies a performance obligation under a contract with an advertiser. The transaction price is allocated to performance obligations based on executed contracts which represent relative standalone selling prices. Payment is generally due within 30 days, although certain advertisers are required to pay in advance. Revenues are reported at the amount the Company expects to be entitled to receive under the contract. The Company has elected to use the practical expedient to expense sales commissions as incurred. Payments received from advertisers before the performance obligation is satisfied are recorded as deferred revenue in the balance sheet. Substantially all deferred revenue is recognized within 12 months of the payment date.

	December 31, 2024	December 31, 2025
Deferred revenue	$ 3,794,481	$ 3,451,922

Audio revenue includes revenue from the sale or trade of aired commercial spots to advertisers directly or through national, regional or local advertising agencies. Each commercial spot is considered a performance obligation. Revenue is recognized when the commercial spots have aired. Trade sales are recorded at the estimated fair value of the goods or services received. If commercial spots are aired before the goods or services are received, then a trade sales receivable is recorded. If goods or services are received before the commercial spots are aired, then a trade sales payable is recorded. Other revenue includes revenue from concerts, promotional events, talent fees and other miscellaneous items. Such revenue is generally recognized when the concert, promotional event, or talent services are completed.

	December 31, 2024	December 31, 2025
Trade sales receivable	$ 1,001,270	$ 804,417
Trade sales payable	479,613	366,857

	Year ended December 31, 2024	Year ended December 31, 2025
Trade sales revenue	$ 5,711,675	$ 6,095,988

Digital revenue includes revenue from the sale of streamed commercial spots, station-owned assets and third-party products. Each streamed commercial spot, station-owned asset and third-party product is considered a performance obligation. Revenue is recognized when the commercial spots have streamed. Station-owned assets are generally scheduled over a period of time and revenue is recognized over time as the digital items are used for advertising content, except for streamed commercial spots. Third-party products are generally scheduled over a period of time with an impression target each month. Revenue from the sale of third-party products is recognized over time as the digital items are used for advertising content and impression targets are met each month. The Company assesses each digital order to determine if the Company is operating as the principal or an agent. The Company currently operates as the principal for digital revenue.

(14) Stock-Based Compensation

On June 25, 2025, the Company's stockholders approved the adoption of the Beasley Broadcast Group, Inc. 2025 Equity Incentive Award Plan (the "2025 Plan"). The 2025 Plan, among other things, permits the Company to issue up to 300,000 shares of Class A common stock in the form of equity-based awards, including restricted stock units, shares of restricted stock and stock options, to employees, consultants and non-employee directors. The restricted stock units that will be granted under the 2025 Plan will generally vest over one to five years of service.

The 2025 Plan replaced the Beasley Broadcast Group, Inc. 2007 Equity Incentive Plan, as amended and restated (the "2007 Plan"), and no further awards will be granted under the 2007 Plan. However, the terms and conditions of the 2007 Plan will continue to govern any outstanding awards granted thereunder.

A summary of restricted stock unit activity under the 2025 Plan is presented below:

	Units	Weighted-Average Grant-Date Fair Value
Unvested as of June 25, 2025	—	$ —
Granted	46,250	4.05
Unvested as of December 31, 2025	46,250	$ 4.05

As of December 31, 2025, there was $0.2 million of total unrecognized compensation cost for restricted stock units granted under the 2025 Plan. That cost is expected to be recognized over a weighted-average period of 3.0 years.

A summary of restricted stock unit activity under the 2007 Plan is presented below:

	Units		Weighted-Average Grant-Date Fair Value
Unvested as of January 1, 2024	38,669	$	30.80
Granted	92,625		12.14
Vested	(46,551)		19.75
Forfeited	(8,526)		20.42
Unvested as of December 31, 2024	76,217		15.00
Granted	5,313		9.41
Vested	(19,829)		23.50
Forfeited	(28,300)		9.65
Unvested as of December 31, 2025	33,401	$	13.14

As of December 31, 2025, there was $0.3 million of total unrecognized compensation cost for restricted stock units granted under the 2007 Plan. That cost is expected to be recognized over a weighted-average period of 1.9 years.

(15) Income Taxes

Income tax benefit for the year ended December 31, 2025 is as follows:

Current:		
Federal	$	—
State		—
Foreign		—
		—
Deferred:		
Federal		(34,589,736)
State		(8,428,170)
Foreign		—
Benefits of operating loss carryforwards		(1,637,851)
		(44,655,757)
	$	(44,655,757)

Income tax benefit for the year ended December 31, 2025 differs from the amounts that would result from applying the federal statutory rate of 21% to the Company's pre-tax loss as follows:

	Amount	Percentage of Pre-Tax Loss
Expected tax benefit	$ (50,656,689)	21%
State income taxes, net of federal benefit	(7,258,604)	3%
Change in valuation allowance	12,576,428	-5%
Non-deductible items	323,188	0%
Other	359,920	0%
	$ (44,655,757)	19%

Income tax benefit for the year ended December 31, 2024 is as follows:

Current:		
Federal	$	6,205,464
State		914,465
		7,119,929
Deferred:		
Federal		(6,646,568)
State		(1,818,322)
		(8,464,890)
	$	(1,344,961)

Income tax benefit for the year ended December 31, 2024 differs from the amounts that would result from applying the federal statutory rate of 21% to the Company's loss before taxes as follows:

Expected tax benefit	$	(1,532,372)
State income taxes, net of federal benefit		(310,137)
Tax rate adjustments		(258,484)
Change in valuation allowance		(296,180)
Non-deductible items		560,477
Other		491,735
	$	(1,344,961)

Temporary differences that give rise to the components of deferred tax assets and liabilities are as follows:

	December 31,			
		2024		2025
Deferred tax assets:				
Allowance for credit losses	$	428,820	$	612,719
Other assets		2,316,033		1,898,118
Deferred interest		5,979,713		4,268,102
Operating lease liabilities		10,123,133		8,695,410
Other long-term liabilities		1,846,108		1,863,231
Stock-based compensation		100,499		34,168
Interest expense limitation		16,373,283		20,211,886
Net operating losses		253,754		1,880,780
Subtotal		37,421,343		39,464,414
Valuation allowance		—		(15,798,830)
Total		37,421,343		23,665,584
Deferred tax liabilities:				
Prepaid expenses		(183,912)		(195,288)
Property and equipment		(4,320,397)		(4,046,450)
Operating lease right-of-use assets		(9,264,058)		(7,905,364)
Intangibles		(87,400,913)		(30,559,893)
Total		(101,169,280)		(42,706,995)
Net deferred tax liabilities	$	(63,747,937)	$	(19,041,411)

Income taxes paid for the year ended December 31, 2025 are as follows:

Federal taxes	$	2,539,925
State and local taxes:		
Florida		235,000
Georgia		6,826
Massachusetts		680,200
Michigan		160,000
New Jersey		65,254
North Carolina		49,500
Pennsylvania		120,333
Other		13,048
	$	3,870,086

As of December 31, 2025, the Company has federal net operating losses of $6.2 million. The federal net operating losses have an indefinite life. As of December 31, 2025, the Company has state net operating losses of $10.0 million. Massachusetts and Pennsylvania contributed approximately 66% of the state net operating losses. State net operating losses of approximately $8.2 million begin expiring in 2035. The majority of the remaining state net operating losses have an indefinite life.

For the year ended December 31, 2025, the Company's state and local income taxes, net of federal taxes, totaled a $6.4 million tax benefit. The Company identified the individual state and local jurisdictions that together comprise more than 50% of the total state and local income taxes, net of federal taxes. For 2025, state and local income taxes in Florida and Massachusetts comprised the majority of this category.

During the year ended December 31, 2025, the Company evaluated the realizability of its deferred tax assets. As part of this evaluation, the Company considered all available positive and negative evidence, including recent operating results, projections of future taxable income, the scheduled reversal of existing temporary differences, and tax planning strategies. As a result of this assessment, the Company determined that it is more likely than not that a portion of its deferred tax assets will not be realized. Accordingly, the Company recorded a valuation allowance of $15.8 million against its deferred tax assets as of December 31, 2025.

The primary factors contributing to the need for a valuation allowance were cumulative losses in recent years and the absence of sufficient projected future taxable income to utilize interest expense that was previously limited and not deducted. The Company will continue to assess the realizability of its deferred tax assets in future periods and will adjust the valuation allowance as appropriate based on changes in facts and circumstances. The effect of the valuation allowance is reflected in the Company's effective tax rate reconciliation as a reconciling item, increasing the effective tax rate for the period.

The Company only has operations in the United States, and therefore, no foreign income or foreign income taxes.

On October 8, 2024, the Company completed a debt modification (see Note 9) that resulted in a cancelation of indebtedness income for tax purposes in 2024, which is amortized over the life of the debt for book purposes, resulting in a new deferred tax asset.

As of December 31, 2024 and 2025, the Company does not have any material unrecognized tax benefits and accordingly, has not recorded any interest or penalties related to unrecognized tax benefits. The Company and its subsidiaries file a consolidated federal income tax return and various state returns. These returns remain subject to examination by taxing authorities for all years after 2021.

(16) Loss Per Share

Net loss per share calculation information is as follows:

		Year ended December 31,		
		2024		**2025**
Net loss	$	(5,887,258)	$	(196,549,741)
Weighted-average shares outstanding:				
Basic		1,579,744		1,798,760
Effect of dilutive restricted stock units		—		—
Diluted		1,579,744		1,798,760
Net loss per Class A and Class B common share – basic and diluted	$	(3.73)	$	(109.27)

(1) Weighted-average shares outstanding used in the computation of basic and diluted Net loss attributable to BBGI stockholders per Class A and Class B common share have been retroactively adjusted to reflect the 1-for-20 Reverse Stock Split that occurred on September 23, 2024. See Note 21 for additional information.

The Company excluded the effect of restrictive stock units under the treasury stock method when reporting a net loss as the addition of shares was anti-dilutive. The number of shares excluded was 17,451 and 10,473 for the years ended December 31, 2024 and 2025, respectively.

(17) Related Party Transactions

The Company leases certain office space and towers from related parties as described below. As a result, the Company has recorded operating lease right-of-use assets of $3.7 million and $2.4 million for the years ended December 31, 2024 and 2025, respectively, and operating lease liabilities of $3.8 million and $2.6 million for the years ended December 31, 2024 and 2025. The operating lease right-of-use assets and operating lease liabilities for the related party leases are reported in the accompanying consolidated balance sheets for the years ended December 31, 2024 and 2025.

Beasley Broadcasting Management, LLC

The Company leases its principal executive offices in Naples, FL from Beasley Broadcasting Management, LLC, which is held by a trust for the benefit of Caroline Beasley, Bruce G. Beasley, Brian E. Beasley and other members of the Beasley family. The lease agreement expires on December 31, 2031. Rental expense was $0.3 million and $0.2 million for the years ended December 31, 2024 and 2025, respectively.

Beasley Family Properties, LLC

The Company leased office space for its stations in Fort Myers, FL from Beasley Family Properties, LLC, which is held by a trust for the benefit of Caroline Beasley, Bruce G. Beasley, Brian E. Beasley, and other members of the Beasley family. The lease agreement was terminated on February 6, 2026. For more information, see Note 22 to the consolidated financial statements. Rental expense was $0.2 million for each of the years ended December 31, 2024 and 2025.

Beasley Family Towers, LLC

The Company leases office space for its stations in Fayetteville, NC from BFT. The lease agreement expires on August 31, 2030. Rental expense was $0.1 million for each of the years ended December 31, 2024 and 2025.

On October 8, 2024, the Company entered into a common stock purchase agreement for the issuance and sale of 56,864 shares of Class A Common Stock of the Company to Beasley Family Towers, LLC at an offering price of approximately $12.31 per share, for gross proceeds of $700,000. The Company used the net proceeds to fund a portion of the cash payment made to the exchanging holders in the Prior Exchange Offer, and for other corporate purposes.

On December 25, 2024, the 12-month silent period for WAEC-AM in Atlanta, GA expired and the FCC license was terminated. The Company sold the remaining transmitter equipment to Beasley Family Towers, LLC for $0.1 million.

GGB Augusta, LLC

The Company leases land for its stations in Augusta, GA from GGB Augusta, LLC, which is held by a trust for the benefit of Caroline Beasley, Bruce G. Beasley, Brian E. Beasley and other members of the Beasley family. The lease agreement expires on October 31, 2028. Rental expense was approximately $53,000 and $41,000 for the years ended December 31, 2024 and 2025, respectively.

GGB Las Vegas, LLC

The Company leases office space for its stations in Las Vegas, NV from GGB Las Vegas, LLC, which is controlled by members of the Beasley family. The lease agreement was terminated on June 30, 2025. Rental expense was $0.2 million and $0.1 million for the years ended December 31, 2024 and 2025, respectively.

Wintersrun Communications, LLC

The Company leases a tower for one station in Augusta, GA from Wintersrun. The lease agreement expired on October 15, 2025. Rental expense was approximately $31,000 and $24,000 for the years ended December 31, 2024 and 2025, respectively.

Quu, Inc.

The Company currently holds an investment in Quu, Inc. ("Quu"), a company that provides the Company with access to an application for digital revenue. Payments to Quu for access to the application were $0.5 million for each of the years ended December 31, 2024 and 2025.

Loan to Interactive Life, Inc.

In May 2022, the Company provided a $250,000 loan to Interactive Life, Inc. that accrues interest at 8.625% per annum until the loan's maturity in March 2026. Interactive Life, Inc. is controlled by Mr. Joseph Harb. The Company currently holds an investment in Quu, a company that is controlled by Mr. Harb. Repayment of the loan to Interactive Life, Inc. is guaranteed by Mr. Harb with 3,333,334 shares of Class A common stock of Quu, Inc.

(18) Commitments and Contingencies

On August 19, 2025, the Radio Music Licensing Committee ("RMLC") announced that they had entered into settlement agreements with American Society of Composers, Authors, and Publishers ("ASCAP") and BMI concerning licensing arrangements. The settlements established final license fee rates, which apply retrospectively for the period January 1, 2022 through December 31, 2029. The rate increase results in additional royalties to be paid by the Company to ASCAP and BMI for periods dating back to January 1, 2022. The Company recorded an accrual of $1.5 million related to the ASCAP settlement in the other operating expenses during the third quarter of 2025. In December 2025, the Company was provided with the information necessary to eeasonably estimate the additional royalties payable under the BMI settlement and recorded an accrual of $1.4 million in other operating expenses during the fourth quarter of 2025.

The Company has various commitments for rating services and on-air programming including sports broadcast rights for the Boston Bruins, Boston Celtics, and New England Patriots. As of December 31, 2025, future minimum payments for the next five years and thereafter are summarized as follows:

2026	$	22,850,000
2027		23,250,000
2028		7,287,500
2029		7,525,000
2030		7,525,000
Thereafter		22,200,000
Total	$	90,637,500

In the normal course of business, the Company is party to various legal matters. The ultimate disposition of these matters will not, in management's judgment, have a material adverse effect on the Company's financial position.

(19) Financial Instruments

The carrying amount of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximates fair value due to the short-term nature of these financial instruments.

The estimated fair value of the Company's Notes, based on available market information, was $136.5 million and $100.2 million as of December 31, 2024 and 2025, respectively. The Company used Level 2 measurements under the fair value measurement hierarchy to determine the estimated fair value of the Notes.

(20) Segment Information

The Company currently operates two operating and reportable segments (Audio and Digital). The identification of segments is consistent with how the segments report to and are managed by the Company's Chief Executive Officer (the Company's Chief Operating Decision Maker). The Audio segment generates revenue primarily from the sale of commercial advertising to customers of the Company's stations in the following markets: Augusta, GA, Boston, MA, Charlotte, NC, Detroit, MI, Fayetteville, NC, Fort

Myers-Naples, FL, Las Vegas, NV, Middlesex, NJ, Monmouth, NJ, Morristown, NJ, Philadelphia, PA, and Tampa-Saint Petersburg, FL. The Digital segment generates revenue primarily from the sale of digital advertising to customers of the Company's stations and other advertisers throughout the United States. Corporate expenses include general and administrative expenses and certain other income and expense items not allocated to the operating segments. Non-operating corporate items, including interest expense and income taxes, are reported in the accompanying consolidated statements of comprehensive loss.

Reportable segment information for the year ended December 31, 2025 is as follows:

	Audio	Digital	Corporate	Total
Net revenue	$ 156,467,315	$ 49,472,312	$ —	$ 205,939,627
Operating expenses	148,954,220	37,661,036	—	186,615,256
Corporate expenses	—	—	14,364,287	14,364,287
Depreciation and amortization	5,736,078	77,395	518,379	6,331,852
FCC licenses impairment losses	224,815,149	—	—	224,815,149
Other operating expenses	3,487,147	—	—	3,487,147
Operating income (loss)	$ (226,525,279)	$ 11,733,881	$ (14,882,666)	$ (229,674,064)

	Audio	Digital	Corporate	Total
Capital expenditures	$ 2,925,168	$ —	$ 1,910,556	$ 4,835,724

Reportable segment information for the year ended December 31, 2024 is as follows:

	Audio	Digital	Corporate	Total
Net revenue	$ 193,561,279	$ 46,730,332	$ —	$ 240,291,611
Operating expenses	160,575,045	41,193,712	—	201,768,757
Corporate expenses	—	—	17,272,696	17,272,696
Depreciation and amortization	6,379,197	173,164	683,699	7,236,060
Goodwill impairment losses	—	922,000	—	922,000
Operating income (loss)	$ 26,607,037	$ 4,441,456	$ (17,956,395)	$ 13,092,098

	Audio	Digital	Corporate	Total
Capital expenditures	$ 2,463,014	$ —	$ 550,654	$ 3,013,668

Reportable segment information as of December 31, 2025 is as follows:

	Audio	Digital	Corporate	Total
Property and equipment, net	$ 38,894,643	$ —	$ 4,206,678	$ 43,101,321
FCC licenses	154,711,200	—	—	154,711,200
Other intangibles, net	1,412,901	—	—	1,412,901
Net assets held for sale	5,734,281	—	—	5,734,281

Reportable segment information as of December 31, 2024 is as follows:

	Audio	Digital	Corporate	Total
Property and equipment, net	$ 44,089,751	$ 63,220	$ 2,848,007	$ 47,000,978
FCC licenses	392,259,831	—	—	392,259,831
Other intangibles, net	1,574,817	327,618	179,663	2,082,098

(21) Reverse Stock Split

On September 23, 2024, the Company effected the Reverse Stock Split. As a result of the Reverse Stock Split, every 20 shares of the Company's Class A Common Stock issued and outstanding were automatically converted into one share of Class A Common Stock, and every 20 shares of the Company's Class B Common Stock issued and outstanding were automatically converted into one share of Class B Common Stock. No fractional shares of Class A Common Stock or Class B Common Stock were issued in connection with the Reverse Stock Split. Holders of Class A Common Stock or Class B Common Stock received cash in lieu of fractional shares. The Reverse Stock Split had no effect on the par value of the Company's Class A Common Stock or Class B Common Stock, which remained $0.001 per share, and had no effect on the number of authorized shares of the Company's Class A Common Stock or Class B Common Stock. Following the Reverse Stock Split, the Class A Common Stock continued to be traded on the Nasdaq Capital Market under the symbol "BBGI" on a split-adjusted basis beginning on September 24, 2024.

(22) Subsequent Events

Transaction Support Agreement and Exchange Offer

On March 20, 2026, the Company and Beasley Mezzanine Holdings, LLC (the "Issuer"), an indirect subsidiary of the Company, entered into a transaction support agreement (the "Transaction Support Agreement") with certain holders of the Existing Notes (the "Supporting Holders") representing a majority of the aggregate outstanding principal amount of the Existing First Lien Notes and a majority of the aggregate outstanding principal amount of the Existing Second Lien Notes. The Transaction Support Agreement provides for support of certain refinancing transactions (the "Refinancing Transactions"), to be undertaken by the following: (i) an exchange offer (the "Exchange Offer") to exchange any and all of the Existing Second Lien Notes for newly issued 10.000% Senior Secured Second Lien PIK Notes due 2027 ("2027 PIK Notes") at an exchange ratio of 50.0% of the aggregate principal amount (or $500 per $1,000 of principal amount) of the Existing Second Lien Notes tendered for exchange, to be issued subsequent to the issuance of this Annual Report, (ii) an offer to purchase (the "Tender Offer" and, together with the Exchange Offer, the "Offers") up to $15.9 million of the Existing First Lien Notes for purchase at a price equal to 100% of the par value thereof and (iii) related consent solicitations (the "Consent Solicitations") to proposed amendments to the existing indentures governing the Existing Notes (the "Existing Indentures") to, among other things, (x) adopt certain proposed amendments to the Existing Indentures and (y) release all of the Collateral securing the Existing Second Lien Notes. The Refinancing Transactions are expected to be consummated on the terms set forth in an offering memorandum and solicitation statement provided to holders of the Existing Notes.

Pursuant to the Transaction Support Agreement, the Supporting Holders have agreed to, among other things, (i) tender all of their Existing Notes in the Offers and (ii) provide their related consents under the Consent Solicitations. The Supporting Holders' obligations under the Transaction Support Agreement are conditioned upon holders holding 100% of the aggregate principal amount of the Existing Second Lien Notes tendering their Existing Second Lien Notes pursuant to the Exchange Offer and providing their consents to the Consent Solicitations (the "Minimum Participation Condition"), as well as certain other customary conditions. The Initial Supporting Holders (as defined in the Transaction Support Agreement) may waive the Minimum Participation Condition in their sole and absolute discretion. Satisfaction of the Minimum Participation Condition may not be known until the expiration date of the Exchange Offer, which is currently expected to be on April 16, 2026.

In connection with the Company's and the Issuer's entry into the Transaction Support Agreement, on March 20, 2026, the Issuer commenced the Refinancing Transactions. On March 26, 2026, the early first lien tender date, holders of the Existing First Lien Notes had validly tendered $30.9 million aggregate principal amount of Existing First Lien Notes in the Tender Offer, and the Issuer accordingly accepted $15.9 million of such tenders in accordance with the terms of the Tender Offer. On March 30, 2026, the Issuer completed the purchase of $15.9 million aggregate principal amount of Existing First Lien Notes pursuant to the Tender Offer, and $15.0 million aggregate principal amount of Existing First Lien Notes remain outstanding as of such date. As of the date of this filing, approximately 97% of the aggregate principal amount of the Existing Second Lien Notes have validly tendered in the Exchange Offer and provided consents to the proposed amendments to the Existing Second Lien Notes Indenture. Assuming the requisite conditions for consummation of the Refinancing Transactions are satisfied, the Company expects the Refinancing Transactions to settle on or around April 20, 2026.

The Transaction Support Agreement includes representations, warranties, covenants and closing conditions customary for agreements of this type. Pursuant to the terms of the Transaction Support Agreement, at the closing of the Offers, the Company will appoint an independent director selected by the Initial Supporting Holders as a member of the Company's Board of Directors. The Transaction Support Agreement also grants the Initial Supporting Holders the right, commencing 270 days after closing of the Offers, to propose three candidates for an additional independent director to be selected and appointed by the Company, and to participate in the formation of a strategic alternatives committee of the Board of Directors, in each case subject to certain terms and conditions contained in the Transaction Support Agreement. In addition, the Transaction Support Agreement provides that certain actions, including any insolvency proceeding or bankruptcy filing of the Company, must be authorized by the independent director appointed pursuant to the Transaction Support Agreement. The Transaction Support Agreement will, among other circumstances, terminate upon the earlier of: (a) mutual written consent of the Company and the Supporting Holders, (b) on the settlement date of the Offers or (c) on May 15, 2026, if the Refinancing Transactions have not yet been consummated.

The 2027 PIK Notes will mature on December 31, 2027, subject to a springing maturity condition. Pursuant to the springing maturity condition, if (i) on or before September 30, 2027 the Company and its subsidiaries have not entered into one or more binding agreements for asset sales or debt or equity financings that the Company reasonably determines would yield proceeds, once consummated, that would be sufficient to redeem all of the 2027 PIK Notes and any Existing First Lien Notes outstanding as of September 30, 2027, the remaining Existing First Lien Notes and the 2027 PIK Notes will mature on such date or (ii) an event of default with respect to a breach of the governance covenants set forth in the Transaction Support Agreement has occurred, the 2027 PIK Notes will mature on the date such event of default occurred.

The indenture governing the 2027 PIK Notes will include an equity conversion feature. Holders of at least a majority in aggregate principal amount of the 2027 PIK Notes then outstanding may elect to convert all outstanding 2027 PIK Notes into shares of our Class A common stock and Class B common stock on or after December 31, 2027 (or, if the springing maturity condition has occurred, the date on which the springing maturity condition occurs). If such election is made, the holders would receive shares representing, in the aggregate, up to 95% of the issued and outstanding Class A common Stock and Class B common Stock, on a fully diluted basis, subject to reduction based on the amount of cash payments made to holders in respect of principal of the 2027 PIK Notes prior to the conversion date. The equity conversion is subject to obtaining prior approval of the FCC and compliance with applicable FCC foreign ownership rules.

Pursuant to the Transaction Support Agreement and the Refinancing Transactions, the Company expects to enter into an asset-based credit facility (the "ABL Credit Facility") pursuant to a credit agreement (the "ABL Credit Agreement") with a principal amount of up to $35.0 million. The ABL Credit Agreement is expected to permit the borrowers thereunder to request increases in the revolving commitments under the ABL Credit Facility from time to time, subject to a cap and customary conditions. Borrowings under the ABL Credit Facility are expected to bear interest, at the borrowers' option, at term SOFR or base rate, plus, in each case, an interest rate spread to be agreed. The ABL Credit Facility is expected to mature three years from the closing date thereof. The ABL Credit Facility is expected to be secured by a first-priority lien on accounts receivable and related assets of the Issuer and certain of its subsidiaries and a third-priority lien on certain other assets of the Issuer and certain of its subsidiaries. The obligations of the borrowers under the ABL Credit Agreement are expected to be guaranteed by the guarantors of the Existing Notes. The ABL Credit Agreement is expected to include, among other things, certain customary conditions precedent that must be satisfied prior to any borrowing, customary affirmative and negative covenants and customary events of default. The ABL Credit Agreement is expected to provide that, upon the occurrence and during the continuance of an event of default, the revolving commitments may be terminated, and all outstanding obligations under the ABL Credit Facility may be declared immediately due and payable. There are no assurances that the ABL Credit Agreement will be entered into on the terms set forth above or at all.

On February 2, 2026, the Issuer elected to utilize the 30-day grace period for the interest payments due on Sunday, February 1, 2026 (and payable on Monday, February 2, 2026, the next succeeding business day) (i) in the amount of approximately $8.5 million under the Second Lien Notes pursuant to the terms of the Second Lien Notes Indenture and (ii) in the amount of approximately $1.7 million under the First Lien Notes pursuant to the terms of the First Lien Notes Indenture. On March 2, 2026, the Issuer deposited funds with the trustee for the First Lien Notes for payment in full of all defaulted interest pursuant to the First Lien Notes Indenture. Pursuant to the terms of the Exchange Offer, eligible holders who participate in the Exchange Offer are entitled to receive additional 2027 PIK Notes for all accrued and unpaid interest, including the defaulted interest, at an exchange ratio of 50.0%.

Disposition

On February 6, 2026, the Company completed the sale of substantially all of the assets used in the operations of WRXK-FM and WXKB-FM in Fort Myers, FL to a third party for $9.0 million in cash and substantially all of the assets used in the operations of WBCN-AM, WJPT-FM and WWCN-FM in Fort Myers, FL to another third party for $9.0 million in cash. The Company recorded a gain on disposition of $12.2 million during the first quarter of 2026.

BEASLEY BROADCAST GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2024 and 2025

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2024:				
Valuation allowance for deferred tax assets	296,180	—	296,180	—
Year ended December 31, 2025:				
Valuation allowance for deferred tax assets	—	15,798,830	—	15,798,830

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) of the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined by Exchange Act Rule 13a-15(e)). Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025, the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of managements and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has used the framework set forth in the 2013 report entitled "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act that permits the Company to provide only management's report in this annual report.

There has been no change in our internal control over financial reporting during the Company's fourth fiscal quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to directors and executive officers required by this Item 10 is incorporated in this report by reference to the information set forth under the captions "Proposal No. 1: Election of Directors," "The Board of Directors and its Committees" and "Executive Officers" in our Definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than April 30, 2026 ("2026 Proxy Statement"). If applicable, the information required by this item regarding compliance by our directors and executive officers with Section 16(a) of the Securities and Exchange Act of 1934, as amended, is incorporated in this report by reference to the information set forth under the caption "Delinquent Section 16(a) Reports" in our 2026 Proxy Statement. The information relating to our Code of Business Conduct and Ethics is incorporated in this report by reference to the information set forth under the caption "Code of Business Conduct and Ethics" in our 2026 Proxy Statement.

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NASDAQ listing standards.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated in this report by reference to the information set forth under the caption "Executive Compensation" in our 2026 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated in this report by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in our 2026 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated in this report by reference to the information set forth under the captions "Certain Relationships and Related Transactions" and "The Board of Directors and its Committees" in our 2026 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated in this report by reference to the information set forth under the caption "Audit Fees, Other Fees and Services of Independent Registered Public Accountants" in our 2026 Proxy Statement.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements. A list of financial statements and schedules included herein is set forth in the Index to Financial Statements appearing in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

(b) Exhibits.

Exhibit Number	Description
2.1*	Agreement and Plan of Merger dated July 19, 2016 (incorporated by reference to Exhibit 2.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed July 20, 2016).
3.1	Amended and restated certificate of incorporation of Beasley Broadcast Group, Inc. (incorporated by reference to Exhibit 3.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed May 25, 2012).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Beasley Broadcast Group, Inc. (incorporated by reference to Exhibit 3.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed September 23, 2024).
3.3	Fourth amended and restated bylaws of Beasley Broadcast Group, Inc. (incorporated by reference to Exhibit 3.2 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed January 25, 2018).
4.1	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to Beasley Broadcast Group, Inc.'s Annual Report on Form 10-K filed February 21, 2020).
4.2	Indenture, dated as of February 2, 2021, by and among the Issuer, the guarantors named therein and Wilmington Trust, National Association, as trustee and collateral agent (including the form of Note) (incorporated by reference to Exhibit 4.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed February 2, 2021).
4.3	Indenture for the Exchange Notes, dated as of October 8, 2024, by and among the Issuer, the guarantors named therein and Wilmington Trust, National Association, as trustee and collateral agent (including the form of Note) (incorporated by reference to Exhibit 4.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed October 15, 2024).
4.4	Indenture for the New Notes, dated as of October 8, 2024, by and among the Issuer, the guarantors named therein and Wilmington Trust, National Association, as trustee and collateral agent (including the form of Note) (incorporated by reference to Exhibit 4.2 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed October 15, 2024).
4.5	Supplemental Indenture, dated as of October 8, 2024, by and between the Issuer and Wilmington Trust, National Association, as trustee and collateral agent, relating to the 8.625% Senior Notes due 2026 (incorporated by reference to Exhibit 4.3 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed October 15, 2024).
4.6	Exchange Notes Supplemental Indenture, dated as of October 30, 2025 (incorporated by reference to Exhibit 99.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed November 3, 2025).
4.7	New Notes Supplemental Indenture, dated as of October 30, 2025 (incorporated by reference to Exhibit 99.2 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed November 3, 2025).
4.8	Exchange Notes Supplemental Indenture, dated as of November 12, 2025 (incorporated by reference to Exhibit 99.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed November 13, 2025).
4.9	New Notes Supplemental Indenture, dated as of November 12, 2025 (incorporated by reference to Exhibit 99.2 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed November 13, 2025).
10.1	Promissory Note between Beasley Mezzanine Holdings, LLC and Synovus Bank dated March 1, 2021 (incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed March 5, 2021).
10.2	Investor Rights Agreement dated November 1, 2016 between the Company, certain stockholders affiliated with the Beasley family and the former stockholders of Greater Media (incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed November 4, 2016).
10.3	Registration Rights Agreement dated November 1, 2016 between the Company, BFTW LLC and the former stockholders of Greater Media (incorporated by reference to Exhibit 10.2 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K dated November 4, 2016).

Exhibit Number	Description
10.4	Transaction Support Agreement, dated as of September 5, 2024, between Beasley Broadcast Group, Inc. and the Supporting Holders (incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed on September 6, 2024).
10.5	Beasley Broadcast Group, Inc. Common Stock Purchase Agreement, dated October 8, 2024 (incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed October 15, 2024).
10.6**	The 2000 Equity Plan of Beasley Broadcast Group, Inc. (incorporated by reference to Exhibit 10.13 to Beasley Broadcast Group, Inc.'s Amendment No. 3 to Registration Statement on Form S-1/A filed February 11, 2000. (File No. 333-91683)).
10.7**	First amendment to the 2000 Equity Plan of Beasley Broadcast Group, Inc. (incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Registration Statement on Form S-8 filed May 27, 2004 (File No. 333-115930)).
10.8**	The Beasley Broadcast Group, Inc. 2007 Equity Incentive Award Plan (incorporated by reference to Appendix A to Beasley Broadcast Group, Inc.'s Definitive Proxy Statement on Schedule 14A filed April 27, 2007).
10.9**	Beasley Broadcast Group, Inc. 2025 Equity Incentive Award Plan (incorporated by reference to Appendix A to Beasley Broadcast Group, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 29, 2025).
10.10**	Form of Director Restricted Stock Unit Agreement for use under the Beasley Broadcast Group, Inc. 2025 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.2 to Beasley Broadcast Group, Inc.'s Quarterly Report on Form 10-Q filed August 13, 2025).
10.11**	Executive employment agreement by and between Beasley Broadcast Group, Inc. and Caroline Beasley dated as of September 20, 2021 (incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed on September 24, 2021).
10.12**	Executive employment agreement by and between Beasley Broadcast Group, Inc. and Brian Beasley dated as of September 20, 2021 (incorporated by reference to Exhibit 10.3 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed on September 24, 2021).
10.13**	Performance incentive plan of Beasley Broadcast Group, Inc. (incorporated by reference to Appendix A to Beasley Broadcast Group, Inc.'s Definitive Proxy Statement on Schedule 14A filed April 11, 2012).
10.14**	Amended and Restated Executive Employment Agreement by and between Beasley Broadcast Group, Inc. and Bruce G. Beasley, dated as of August 14, 2024. (incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Quarterly Report on Form 10-Q filed August 14, 2024).
10.15**	Letter Agreement by and between Beasley Broadcast Group, Inc. and Caroline Beasley, dated as of August 14, 2024. (incorporated by reference to Exhibit 10.2 to Beasley Broadcast Group, Inc.'s Quarterly Report on Form 10-Q filed August 14, 2024).
10.16**	Letter Agreement by and between Beasley Broadcast Group, Inc. and Brian E, Beasley, dated as of August 14, 2024. (incorporated by reference to Exhibit 10.3 to Beasley Broadcast Group, Inc.'s Quarterly Report on Form 10-Q filed August 14, 2024).
10.17**	Executive Employment Agreement dated as of October 23, 2024 between Beasley Broadcast Group, Inc. and Lauren Burrows Coleman. (incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K filed on October 25, 2024).
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Beasley Broadcast Group, Inc.'s Annual Report on Form 10-K filed March 26, 2025).
21.1	Subsidiaries of the Company.
23.1	Consent of Crowe LLP.
31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 15d-14(a) (17 CFR 240.15d-14(a)).
32.1***	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 15d-14(b) (17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.
97.1	Beasley Broadcast Group, Inc. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Beasley Broadcast Group, Inc.'s Annual Report on Form 10-K filed March 26, 2025).

101.INS XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

104 Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.
** Indicates a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.
*** This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEASLEY BROADCAST GROUP, INC.

By: _____/s/ CAROLINE BEASLEY_____

Caroline Beasley
Chief Executive Officer

Date: _____April 8, 2026_____

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CAROLINE BEASLEY **Caroline Beasley**	Chairman of the Board and Chief Executive Officer (principal executive officer and principal financial officer)	April 8, 2026
/s/ BRUCE G. BEASLEY **Bruce G. Beasley**	President and Director	April 8, 2026
/s/ BRIAN E. BEASLEY **Brian E. Beasley**	Chief Operating Officer and Director	April 8, 2026
/s/ SHAUN P. GREENING **Shaun P. Greening**	Chief Accounting Officer (principal accounting officer)	April 8, 2026
/s/ PETER A. BORDES **Peter A. Bordes**	Director	April 8, 2026
/s/ MICHAEL J. FIORILE **Michael J. Fiorile**	Director	April 8, 2026
/s/ GORDON H. SMITH **Gordon H. Smith**	Director	April 8, 2026

ANNUAL REPORT 2025

BOARD OF DIRECTORS

Caroline Beasley - Chairman
CEO | Beasley Broadcast Group, Inc.

Bruce G. Beasley - Vice Chairman
President | Beasley Broadcast Group, Inc.

Brian E. Beasley
COO | Beasley Broadcast Group, Inc.

Jeffrey D. Goldberg
Fractional Chief Financial Officer | Higher Ground LLC

Peter A. Bordes, Jr.
CEO | Collective Audience and
Managing Partner Trajectory Ventures

Michael J. Fiorile
Past Chair and CEO | The Dispatch Company

Sen. Gordon H. Smith
Past President and CEO
National Association of Broadcasters (NAB)

EXECUTIVE OFFICERS

Caroline Beasley - Chairman
CEO | Beasley Broadcast Group, Inc.

Bruce G. Beasley - Vice Chairman
President | Beasley Broadcast Group, Inc.

Brian E. Beasley
COO | Beasley Broadcast Group, Inc.

Chris Ornelas
General Counsel and Secretary | Beasley Broadcast Group, Inc.



DETROIT, MI
BOSTON, MA
NEW JERSEY, NJ
PHILADELPHIA, PA
FAYETTEVILLE, NC
CHARLOTTE, NC
AUGUSTA, GA
TAMPA, FL
LAS VEGAS, NV
NATIONWIDE
beasley.digital
Beasley Media Group Radio Station Locations
Beasley Media Streaming & Digital Audiences Reach

STOCKHOLDER INFORMATION

TRANSFER AGENT
Equiniti Trust Company, LLC
6201 15th Avenue | Brooklyn, NY 11219

AUDITORS
Crowe LLP
801 S. Figueroa St. | Suite 1750
Los Angeles, CA 90017

INVESTOR RELATIONS
Beasley Broadcast Group, Inc. welcomes inquiries from stockholders or other interested parties. For additional copies of this report or other information, please contact Corporate Office at: (239) 659-7300

STOCK LISTING
Beasley Broadcast Group, Inc.
Class A common stock is traded on Nasdaq National Market under the symbol BBGI

ANNUAL MEETING

The 2026 Annual Meeting of stockholders will be held on Wednesday, July 22, 2026 at 12:00 pm local time at the Corporate Offices of Beasley Broadcast Group, Inc.

Beasley Broadcast Group, Inc.
3033 Riviera Drive | Suite 200
Naples, FL 34103

tel: (239) 263-5000 | **fax:** (239) 263-8191
web: www.bbgi.com | **email:** email@bbgi.com

OUR LOCATIONS

Augusta, GA | Boston, MA | Charlotte, NC

Detroit, MI | Fayetteville, NC | Las Vegas, NV

Middlesex, NJ | Monmouth, NJ | Morristown, NJ

Philadelphia, PA | Tampa/Saint Petersburg, FL

INTEGRITY

INNOVATION

COLLABORATION

PERFORMANCE

BEASLEY
BROADCAST GROUP

ANNUAL
REPORT | 2025

3033 Riviera Drive | Suite 200 | Naples, FL 34103
(239) 263-5000 | fax: (239) 263-8191 | www.bbgi.com